EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of financial condition and results of operations of Star Bulk Carriers Corp. (“Star Bulk”) for the six-month periods ended June 30, 2015 and 2016.  Unless otherwise specified herein, references to the “Company,” “we,” “us” or “our” shall include Star Bulk and its subsidiaries.  You should read the following discussion and analysis together with the unaudited interim condensed consolidated financial statements and related notes included elsewhere in this report.  For additional information relating to our management’s discussion and analysis of financial conditions and results of operation, please see our Annual Report on Form 20‑F for the year ended December 31, 2015, which was filed with the U.S. Securities and Exchange Commission (the “Commission”) on March 22, 2016.  This discussion includes forward-looking statements which, although based on assumptions that we consider reasonable, are subject to risks and uncertainties which could cause actual events or conditions to differ materially from those currently anticipated and expressed or implied by such forward-looking statements.

Overview

We are a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector.  Our vessels transport major bulks, which include iron ore, coal and grain and minor bulks which include bauxite, fertilizers and steel products.  We were incorporated in the Marshall Islands on December 13, 2006 and on December 3, 2007, we commenced operations when we took delivery of our first vessel.

In July 2014, we acquired Oceanbulk Shipping LLC and Oceanbulk Carriers LLC, which were entities controlled by Oaktree Capital Group, L.P., as well as Dioriga Shipping Co. and Positive Shipping Company, which were entities owned and controlled by affiliates of the family of Mr. Pappas.  In August 2014, we entered into definitive agreements with Excel Maritime Carriers Ltd., pursuant to which we acquired 34 dry bulk carrier vessels (the “Excel Vessels”).

Our Fleet

Our fleet carries a variety of dry bulk commodities including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks.  As of September 9, 2016, our operating fleet consisted of 69 vessels with an aggregate carrying capacity of approximately 7.3 million dwt.  Our fleet also includes five newbuilding vessels under construction at a shipyard in China, all of which are expected to be delivered during 2017, and 2018.  When our newbuilding program is completed in the first quarter of 2018, on a fully delivered basis we expect our 73-vessel fleet to have an average age of 8.3 years and an aggregate carrying capacity of 8.2 million dwt, consisting of Newcastlemax, Capesize, Post Panamax, Kamsarmax, Panamax, Ultramax and Supramax vessels with carrying capacities between 52,055 dwt and 209,537 dwt.

Our fleet also includes one chartered-in vessel, the Astakos (ex-Maiden Voyage), which we sold on September 15, 2015 to a third party and chartered in under a two-year time charter that is accounted for as an operating lease.

The following tables present summary information relating to our existing fleet, our newbuilding vessels, chartered-in vessel and the third party vessel under our management as of September 9, 2016:

Existing On the Water Fleet Profile

	Vessel Name	Vessel Type	Capacity (dwt.)	Year Built	Date Delivered to Star Bulk
1	Goliath	Newcastlemax	209,537	2015	July-15
2	Gargantua	Newcastlemax	209,529	2015	April-15
3	Star Poseidon	Newcastlemax	209,475	2016	February-16
4	Maharaj	Newcastlemax	209,472	2016	July-15
5	Star Libra (1)	Newcastlemax	207,765	2016	June-16
6	Star Marisa (1)	Newcastlemax	207,709	2016	March-16
7	Leviathan	Capesize	182,511	2014	September-14
8	Peloreus	Capesize	182,496	2014	July-14
9	Star Martha	Capesize	180,274	2010	October-14
10	Star Pauline	Capesize	180,274	2008	December-14
11	Pantagruel	Capesize	180,181	2004	July-14
12	Star Borealis	Capesize	179,678	2011	September-11
13	Star Polaris	Capesize	179,600	2011	November-11
14	Star Angie	Capesize	177,931	2007	October-14
15	Big Fish	Capesize	177,662	2004	July-14
16	Kymopolia	Capesize	176,990	2006	July-14
17	Big Bang	Capesize	174,109	2007	July-14
18	Star Aurora	Capesize	171,199	2000	September-10
19	Star Despoina	Capesize	170,162	1999	December-14
20	Star Eleonora	Capesize	164,218	2001	December-14
21	Amami	Post Panamax	98,681	2011	July-14
22	Madredeus	Post Panamax	98,681	2011	July-14
23	Star Sirius	Post Panamax	98,681	2011	March-14
24	Star Vega	Post Panamax	98,681	2011	February-14
25	Star Angelina	Kamsarmax	82,981	2006	December-14
26	Star Gwyneth	Kamsarmax	82,790	2006	December-14
27	Star Kamila	Kamsarmax	82,769	2005	September-14
28	Pendulum	Kamsarmax	82,619	2006	July-14
29	Star Maria	Kamsarmax	82,598	2007	November-14
30	Star Markella	Kamsarmax	82,594	2007	September-14
31	Star Danai	Kamsarmax	82,574	2006	October-14
32	Star Georgia	Kamsarmax	82,298	2006	October-14
33	Star Sophia	Kamsarmax	82,269	2007	October-14
34	Star Mariella	Kamsarmax	82,266	2006	September-14
35	Star Moira	Kamsarmax	82,257	2006	November-14
36	Star Nina	Kamsarmax	82,224	2006	January-15
37	Star Renee	Kamsarmax	82,221	2006	December-14
38	Star Nasia	Kamsarmax	82,220	2006	August-14
39	Star Laura	Kamsarmax	82,209	2006	December-14
40	Star Jennifer	Kamsarmax	82,209	2006	April-15
41	Star Helena	Kamsarmax	82,187	2006	December-14
42	Mercurial Virgo	Kamsarmax	81,545	2013	July-14
43	Star Iris	Panamax	76,466	2004	September-14
44	Star Aline (2)	Panamax	76,429	2004	September-14
45	Star Emily	Panamax	76,417	2004	September-14
46	Star Vanessa	Panamax	72,493	1999	November-14
47	Idee Fixe (1)	Ultramax	63,458	2015	March-15
48	Roberta (1)	Ultramax	63,426	2015	March-15
49	Laura (1)	Ultramax	63,399	2015	April-15
50	Kaley (1)	Ultramax	63,283	2015	June-15
51	Kennadi	Ultramax	63,262	2016	January-16
52	Mackenzie	Ultramax	63,226	2016	March-16
53	Star Challenger	Ultramax	61,462	2012	December-13
54	Star Fighter	Ultramax	61,455	2013	December-13
55	Star Lutas	Ultramax	61,347	2016	January-16
56	Honey Badger	Ultramax	61,320	2015	February-15
57	Wolverine	Ultramax	61,292	2015	February-15
58	Star Antares	Ultramax	61,258	2015	October-15
59	Star Acquarius	Ultramax	60,916	2015	July-15
60	Star Pisces	Ultramax	60,916	2015	August-15
61	Strange Attractor	Supramax	55,742	2006	July-14
62	Star Omicron	Supramax	53,489	2005	April-08
63	Star Gamma	Supramax	53,098	2002	January-08
64	Star Zeta	Supramax	52,994	2003	January-08
65	Star Delta	Supramax	52,434	2000	January-08
66	Star Theta	Supramax	52,425	2003	December-07
67	Star Epsilon	Supramax	52,402	2001	December-07
68	Star Cosmo	Supramax	52,247	2005	July-08
69	Star Kappa	Supramax	52,055	2001	December-07
		Total dwt:	7,257,037

(1)	Subject to a bareboat charter accounted for as a capital lease

(2)	Vessel agreed to be sold and due for delivery to its new owner.

Newbuilding Vessels

	Vessel Name	Vessel Type	Capacity (dwt.)	Shipyard	Expected Delivery Date
1	HN 1371 (tbn Star Virgo) (1)	Newcastlemax	208,000	SWS, China	Jan-17
2	HN 1360 (tbn Star Ariadne) (1)	Newcastlemax	208,000	SWS, China	Feb-17
3	HN 1342 (tbn Star Gemini)	Newcastlemax	208,000	SWS, China	Jul-17
4	HN 1361 (tbn Star Magnanimus) (1)	Newcastlemax	208,000	SWS, China	Jan-18
5	HN 1343 (tbn Star Leo)	Newcastlemax	208,000	SWS, China	Jan-18
		Total dwt:	1,040,000

(1)	Subject to a bareboat charter that will be accounted for as a capital lease.

As used herein, “SWS” refers to Shanghai Waigaoqiao Shipbuilding Co., Ltd.

Chartered-In Vessel

Vessel Name	Type	Capacity (dwt.)	Year Built
Astakos (ex-Maiden Voyage)	Supramax	58,722	2012
	Total dwt:	58,722

Liquidity and Capital Resources

Our principal source of funds has been equity provided by our shareholders, additional debt under secured credit facilities or debt securities and operating cash flow.  Our principal use of funds has been capital expenditures to grow our fleet, maintain the quality of our dry bulk carriers, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make interest and principal repayments on outstanding indebtedness and pay dividends.

Our short-term liquidity requirements include servicing our debt, payment of operating costs, funding working capital requirements and maintaining cash reserves against fluctuations in operating cash flows and financing activities and paying cash dividends when we are able to do so.  Our primary source of short-term liquidity is our operating revenues.

Our medium- and long-term liquidity requirements are funding newbuilding vessels and funding required repayments under our vessel financings and other debt agreements.  Sources of funding for our medium- and long-term liquidity requirements include new loans, capital leases, equity issuance or vessel sales.

As of June 30, 2016, we had outstanding borrowings (including capital lease commitments) of $984.3 million, of which $9.1 million is scheduled to be repaid in the next twelve months.  As of June 30, 2016, cash and cash equivalents decreased to $140.6 million compared to $208.1 million as of December 31, 2015.  Legally restricted cash, due to cash collateral requirements contained in our loan agreements, was decreased to $13.9 million as of June 30, 2016, compared to $14.0 million as of December 31, 2015.

In addition as of September 9, 2016, our fleet included 69 operating vessels with an aggregate carrying capacity of approximately 7.3 million dwt and five newbuilding vessels under construction at a shipyard in China, all of which are expected to be delivered by the first quarter of 2018. In addition, our operating fleet includes one chartered-in vessel under an operating lease expiring in September 2017. As of September 9, 2016, the total payments for our remaining five newbuilding vessels were expected to be $193.4 million. As of September 9, 2016, we had $150.2 million of cash on hand and we had obtained commitments for $119.9 million of secured financing for three out of five newbuilding vessels. We are also in negotiations to obtain a commitment for up to $40.0 million of secured financing for the fourth newbuilding vessel and, based on current market valuations, we expect to incur approximately $24.3 million of secured debt for the fifth newbuilding vessel. As of September 9, 2016, the average age of our operating fleet was 7.3 years. On a fully delivered basis and based on publicly available information, we believe our fleet will make us one of the largest U.S. publicly traded dry bulk shipping companies by deadweight tonnage.

For information relating to our loan agreements and lease obligations, please see Note 5, 6, 8 and 17 to our audited consolidated financial statements for the year ended December 31, 2015 included in our annual report on Form 20‑F, which was filed with the Commission on March 22, 2016, and Notes 5, 6, 8, 13 and 15 to our unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2016, included elsewhere herein.

Our credit facilities contain financial covenants and undertakings requiring us (or the borrowing entity) to maintain various ratios, including:

•	a minimum ratio of vessel’s value to loans secured (“SCR”);

•	a maximum ratio of total liabilities to market value adjusted total assets;

•	a minimum EBITDA to interest coverage ratio;

•	a minimum liquidity; and

•	a minimum equity ratio

As of December 31, 2015, as a result of market conditions, the market value of certain of our vessels was below the minimum SCR required under certain loan agreements.  An SCR shortfall does not automatically trigger the acceleration of the corresponding loans or constitute a default under the relevant loan agreements.  Under these loan agreements, we may remedy an SCR shortfall within a period of 10 to 30 days after we receive notice from the lenders by providing additional collateral or repaying the amount of the shortfall.  As such, as of December 31, 2015, $14.3 million (which was the amount that could be made repayable under the SCR provisions by the lenders, (or “SCR Shortfall Amount”) was reclassified as current portion of long-term debt within current liabilities.  Apart from this, as of December 31, 2015, we were in compliance with the applicable financial and other covenants contained in our debt agreements, including the 2019 Notes.

In an effort to improve our liquidity position, we and all 15 of our banks and export credit agencies (the “Lenders”) are currently in the process of completing a global restructuring of our existing credit agreements (the “Credit Agreements”) that will effectively defer $223.9 million, equal to 100%, of our principal payments (including all scheduled amortization and balloon payments at stated maturity) due between June 1, 2016 and June 30, 2018 (the “Deferral Period”) and waive in full or substantially relax the financial and other covenants in our Credit Agreements until December 31, 2019. We have entered into separate standstill agreements (“Standstill Agreements”) and restructuring letter agreements (“RLAs”) with each of the Lenders (together, the “Restructuring Transactions”).  Each Standstill Agreement is designed to provide for a waiver and/or relaxation of covenants and suspension of principal payments until a supplemental agreement (each, a “Supplemental Agreement”) is entered into for the permanent restructuring of each Credit Agreement. Each RLA sets forth the material terms of the eventual Supplemental Agreement.

During the Standstill Period, (as defined below), each Standstill Agreement provides:

•	a waiver by the relevant Lenders of compliance with, or the substantial relaxation of, the security cover ratios (“SCR”) and all financial covenants under the corresponding Credit Agreement and

•
a waiver by the relevant Lenders of any failure by us to pay regular installments of principal (including all scheduled amortization and balloon payments at stated maturity) under the corresponding Credit Agreement.

For each Credit Agreement, the Standstill Agreement is effective for a period (the “Standstill Period”) from June 1, 2016 until the earliest to occur of (a) the date a Supplemental Agreement is signed with respect to such Credit Agreement, (b) the date on which, in the reasonable opinion of the relevant Lender, it becomes apparent that the Supplemental Agreement will not become effective, (c) September 30, 2016, if we do not successfully raise $50.0 million of net proceeds from a common equity offering and (d) the date on which any other Lender terminates its Standstill Agreement.  A number of the Standstill Agreements also contain other customary provisions that would result in the termination of the Standstill Period if an event of default (other than with respect to a waived or suspended covenant) occurs, any bankruptcy or insolvency proceeding against us is initiated or we make certain prohibited principal payments on Credit Agreements during the Standstill Period.

Each RLA has been approved by the credit committee of each Lender party thereto and provides that we and the Lenders under each Credit Agreement will enter into a Supplemental Agreement to the Credit Agreement, providing, among other things:

•	a deferral of all scheduled principal payments due between June 1, 2016 and June 30, 2018 (the “Deferred Amounts”) to the due date of the balloon installments of each facility, and

•	a waiver of compliance with, or a substantial relaxation of, the SCRs and financial covenants effective as of March 31, 2016 through a date not earlier than December 31, 2019.

In exchange, under the RLAs, we have agreed to:

•
a cash sweep mechanism until all Deferred Amounts are repaid in full under which, beginning September 30, 2016, any excess free cash above a certain threshold will be applied pro rata to the payment of the Deferred Amounts outstanding at that time,

•	an additional margin of 25 basis points payable on the Deferred Amounts outstanding at the end of each interest period, to be paid in cash, for as long as Deferred Amounts are outstanding,

•	the payment of a one-time restructuring fee of 25 basis points to each Lender, based on each Lender’s Deferred Amounts,

•
additional restrictions on our ability to finance the acquisition of additional vessels, other than those already contracted-for, except using the proceeds of additional equity offerings, until the Deferred Amounts have been repaid in full,

•
additional restrictions on our ability to incur additional indebtedness during the Deferral Period unless the proceeds are used to repay amounts outstanding under the Credit Agreements (other than indebtedness with respect to newbuilding vessels under existing shipbuilding contracts or, once Deferred Amounts have been repaid in full, indebtedness incurred to finance the acquisition of new vessels, subject to a cap of 50% loan to value of the new vessels), and

•
certain additional restrictions on our ability  to refinance indebtedness, apply proceeds in case of sale or total loss of vessels, repurchase bonds, reduce our share capital and pay dividends until the Deferred Amounts have been repaid in full.

The agreement of each Lender to defer the Deferred Amounts owed to it and make modifications to its Credit Agreement under the RLAs (each, a “Deferral and Modification”) is subject to certain conditions precedent, including:

•	We shall have raised and received not less than $50.0 million of net proceeds from an additional equity offering (the “New Equity Condition”);

•	There shall have not been any defaults or events of default with respect to any of the financial or other covenants under such Lender’s Credit Agreement (except as explicitly waived or suspended);

•	There shall have not been any bankruptcy or insolvency proceeding or similar proceeding with respect to the obligors under such Lender’s Credit Agreement; and

•
No action or proceeding shall have been commenced against us or any obligor which, in the opinion of the such Lender, constitutes or may result in a material adverse change in the finance or operations of any obligor or the rights of such Lender in the collateral securing such Lender’s Credit Agreement.

To comply with the conditions precedent of the RLAs, we launched today an equity raise for $51.5 million gross proceeds. Three of Star Bulk’s significant shareholders have indicated that they intend to purchase their pro rata share in such equity raise. This information does not constitute an offer to sell or a solicitation of an offer to buy any security or other financial instrument.

We may fund possible growth through our cash balances, operating cash flow, additional debt, equity issuances, or vessel sales to the extent acceptable under our existing loan agreements.  Our practice has been to acquire dry bulk carriers using a combination of funds received from equity investors and bank debt secured by mortgages on our dry bulk carriers.  In the event that we determine to finance a portion of the purchase price for new vessel acquisitions with debt, and if the current conditions in the credit market continue, we may not be able to secure new borrowing capacity on favorable terms or at all.  Further, our stock price and the stock price of shipping companies in general have recently been volatile, and we may not be able to raise additional equity financing.  Our business is capital intensive and its future success will depend on our ability to maintain a high-quality fleet through the acquisition of newer dry bulk carriers and the selective sale of older dry bulk carriers.  These transactions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms.

Other Recent Developments

On July 26, 2016 and August 10, 2016 we entered into separate agreements with third parties to sell the vessels Star Monisha and Star Aline, respectively. The vessel Star Monisha was delivered to its new owners on August 17, 2016 and the vessel Star Aline is expected to be delivered to its new owners by the end of September 2016.

On July 7, 2016, we announced that we have regained compliance with Listing Rule 5450(a)(1) of the NASDAQ Global Select Market with respect to the minimum bid price for our common shares, which the NASDAQ Listing Qualifications Department confirmed in a letter to us dated July 6, 2016.

On September 12, 2016, our Board of Directors granted 345,000 restricted common shares (the “September 2016 Share Awards”) to certain of our directors and officers, as a bonus for the successful execution of the Restructuring Transactions with our Lenders, subject to the satisfaction of the New Equity Condition. Of the common shares subject to the September 2016 Share Awards, 305,000 will vest on March 31, 2017, and the remaining 40,000 will vest on March 1, 2018.

Operating Results

Factors Affecting Our Results of Operations

As of September 9, 2016, we had 69 of our vessels employed in the spot market, under charter agreements of short duration, and five vessels on medium- to long-term time charters, scheduled to expire from January 2017 to May 2017.  Under time charters, the charterer typically pays us a fixed daily charter hire rate and bears all voyage expenses, including the cost of bunkers (fuel oil), port and canal charges.  Under voyage charters, we pay voyage expenses such as port, canal and fuel costs.  Under all charters, we pay for the chartered vessel’s operating expenses, including the cost of crewing, insuring, repairing and maintaining the vessel, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, and commissions to affiliated and unaffiliated ship brokers and to in-house brokers associated with the charterer for the arrangement of the relevant charter.  In addition, we also pay the dry docking costs related to our vessels.

The following table reflects certain operating data of our fleet, including our ownership days, voyage days, and fleet utilization, which we believe are important measures for analyzing trends in our results of operations, for the periods indicated:

(TCE rates expressed in U.S. dollars)	Six-month period ended June 30,
	2016	2015
Average number of vessels (1)	71.9	67.5
Number of vessels (2)	70	69
Average age of operational fleet (in years) (3)	7.5	7.9
Ownership days (4)	12,896	12,210
Available days (5)	12,438	11,771
Voyage days for fleet (6)	10,819	9,943
Fleet utilization (7)	87.0%	84.5%
Daily time charter equivalent rate (“TCE”) (8)	$5,715	$7,806

(1)	Average number of vessels is the number of vessels that constituted our operating fleet (including charter-in vessels) for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our operating fleet during the period divided by the number of calendar days in that period.

(2)	As of the last day of the periods reported.

(3)	Average age of operational fleet is calculated as of June 30, 2016 and 2015, respectively.

(4)	Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period.

(5)	Available days for the fleet are the ownership and charter-in days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys and lay-up days, if any.

(6)	Voyage days are the total days the vessels were in our possession or chartered-in for the relevant period after subtracting off-hire days incurred for any reason (including off-hire for major repairs, dry docking, special or intermediate surveys or lay-up days, if any).

(7)	Fleet utilization is calculated by dividing voyage days by available days for the relevant period. Ballast days for which a charter is not fixed are not included in the voyage days for the fleet utilization calculation.

(8)	Represents the weighted average daily TCE rates of our entire fleet. TCE rate is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE rate is determined by dividing voyage revenues (net of voyage expenses and amortization of fair value of above/below market acquired time charter agreements) by voyage days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters and bareboat charters) under its vessels may be employed between the periods. We included TCE revenues, a non-GAAP measure, as it provides additional meaningful information in conjunction with voyage revenues, the most directly comparable GAAP measure, and it assists our management in making decisions regarding the deployment and use of our operating vessels and in evaluating our financial performance.

The following table reflects the calculation of our TCE rates and reconciliation of TCE revenue to voyage revenue as reflected in the unaudited interim condensed consolidated statement of operations:

	Six-month period ended June 30,
(In thousands of U.S. Dollars, except as otherwise stated)	2016	2015
Voyage revenues	$98,862	$101,182
Less:
Voyage expenses	(37,284)	(30,637)
Plus:
Amortization of fair value of below/above market acquired time charter agreements	254	7,071
Time charter equivalent revenues	$61,832	$77,616
Fleet Voyage days	10,819	9,943
Daily time charter equivalent (TCE) rate (in U.S. Dollars)	$5,715	$7,806

Voyage Revenues

Voyage revenues are driven primarily by the number of vessels in our fleet, the number of voyage days and the amount of daily charter hire and the level of freight rates that our vessels earn under time and voyage charters, respectively, which, in turn, are affected by a number of factors, including our decisions relating to vessel acquisitions and disposals, the amount of time that we spend positioning our vessels, the amount of time that our vessels spend in dry dock undergoing repairs, maintenance and upgrade work, the age, condition and specifications of our vessels, levels of supply and demand in the seaborne transportation market.

Vessels operating on time charters for a certain period of time provide more predictable cash flows over that period of time, but can yield lower profit margins than vessels operating in the spot charter market during periods characterized by favorable market conditions.  Vessels operating in the spot charter market generate revenues that are less predictable, but may enable us to capture increased profit margins during periods of improvements in charter rates, although we would be exposed to the risk of declining vessel rates, which may have a materially adverse impact on our financial performance.  If we employ vessels on period time charters, future spot market rates may be higher or lower than the rates at which we have employed our vessels on period time charters.

Vessel Voyage Expenses

Voyage expenses include hire paid for port and canal charges, fuel (bunker) expenses and brokerage commissions payable to related and third parties.  Our voyage expenses primarily consist of bunkers cost and commissions paid for the chartering of our vessels.

Vessel Operating Expenses

Vessel operating expenses include crew wages and related costs, the cost of insurance and vessel registry, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes, regulatory fees, technical management fees, lubricants and other miscellaneous expenses.  Other factors beyond our control, some of which may affect the shipping industry in general, including for instance, developments relating to market prices for crew wages, lubricants and insurance, may also cause these expenses to increase.

Dry Docking expenses

Dry docking expenses relate to regularly scheduled intermediate survey or special survey dry docking necessary to preserve the quality of our vessels as well as to comply with international shipping standards and environmental laws and regulations.  Dry docking expenses can vary according to the age of the vessel, the location where the dry docking takes place, shipyard availability and the number of days the vessel is off-hire.  We utilize the direct expense method, under which we expense all dry docking costs as incurred.

Depreciation

We depreciate our vessels on a straight-line basis over their estimated useful lives determined to be 25 years from the date of their initial delivery from the shipyard.  Depreciation is calculated based on a vessel’s cost less the estimated residual value.

Management fees

Management fees include fees paid to unaffiliated third-party companies providing certain procurement services to our fleet.

General and Administrative Expenses

We incur general and administrative expenses, including our onshore personnel related expenses, directors and executives’ compensation, legal and accounting expenses.

Gain/ (Loss) on Derivative Instruments

From time to time, we may take positions in freight derivatives, including freight forward agreements (the “FFAs”) and freight options with an objective to utilize those instruments as economic hedges that are highly effective in reducing the risk on specific vessels trading in the spot market and to take advantage of short term fluctuations in the market prices.  Upon the settlement, if the contracted charter rate is less than the average of the rates, as reported by an identified index, for the specified route and time period, the seller of the FFA is required to pay the buyer an amount equal to the difference between the contracted rate and the settlement rate, multiplied by the number of days in the specified period.  Conversely, if the contracted rate is greater than the settlement rate, the buyer is required to pay the seller the settlement sum.  All of our FFAs are settled on a daily basis through London Clearing House (LCH), and there is also a margin maintenance requirement based on marking the contract to market.  Freight options are treated as assets/liabilities until they are settled.

Interest and Finance Costs

We incur interest expense and financing costs in connection with vessel-specific debt relating to the acquisition of our vessels.  We defer financing fees and expenses incurred upon entering into our credit facilities for our delivered vessels and amortize them to interest and financing costs over the term of the underlying obligation using the effective interest method.

Gain/ (Loss) on Derivative Financial Instruments

From time to time, we may enter into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to our variable interest loans and credit facilities.  Interest rate swaps are recorded in the balance sheet as either assets or liabilities, measured at their fair value.  For derivatives designated as cash flow hedges, the effective portion of the changes in their fair value is recorded in Accumulated other comprehensive income / (loss) and is subsequently recognized in earnings, under “Interest and finance costs” when the hedged items impact earnings, while the ineffective portion, if any, is recognized immediately in current period earnings under “Gain / (Loss) on derivative financial instruments, net”.  The changes in the fair value of derivatives not qualifying for hedge accounting are recognized in earnings.

Inflation

Inflation does not have a material effect on our expenses given current economic conditions.  In the event that significant global inflationary pressures appear, these pressures would increase our operating, voyage, administrative and financing costs.

Results of Operations

Six-month period ended June 30, 2016 compared to the six-month period ended June 30, 2015

Voyage Revenues:  For the six-month period ended June 30, 2016, total voyage revenues were $98.9 million, compared to $101.2 million for the corresponding period in 2015.  This decrease is primarily driven by the lower charterhire rates prevailing in the dry bulk market during the six-month period ended June 30, 2016, compared to the corresponding period in 2015, and was partially offset by the increase in the average number of vessels from 67.5 during the six-month period ended June 30, 2015 to 71.9 during the corresponding period in 2016. Our TCE during the six-month periods ended June 30, 2016 and 2015 was $5,715 and $7,806, respectively.

Voyage Expenses:  For the six-month period ended June 30, 2016, voyage expenses were $37.3 million, compared to $30.6 million during the corresponding period in 2015.  The increase in voyage expenses was due to the increase in the average number of vessels as discussed above, as well as the increased level of spot market activity, which is associated with higher voyage expenses than time charters.

Charter-in hire expense:  For the six-month period ended June 30,  2016, charter-in hire expense was $1.9 million, representing the expense for the lease back of the vessel Astakos (ex-Maiden Voyage), which we sold in September 2015.

Vessel Operating Expenses:  For the six-month periods ended June 30, 2016 and 2015, vessel operating expenses were $49.4 million and $57.0 million, respectively.  The decrease in operating expenses despite the higher average number of vessels in the six-month period ended June 30, 2016 compared to the corresponding period in 2015 is attributable to our management’s focus on cost efficiencies, the addition to our fleet of newly built vessels with lower maintenance requirements and further realization of synergies and economies of scale from operating a large fleet.  Accordingly, our average daily operating expenses per vessel for the six-month period ended June 30, 2016 were $3,828, compared to $4,665 during the corresponding period in 2015, representing a 17.9% decrease.  In addition, vessel operating expenses for the six-month periods ended June 30, 2016 and 2015 include $1.7 million and $3.6 million, respectively, of one time pre-delivery and pre-joining expenses incurred in connection with the delivery of the new vessels in our fleet during each period.  Pre-joining and pre-delivery expenses are expenses for the initial crew manning, as well as the initial supply of stores for the vessel upon delivery.  Excluding these amounts, our average daily operating expenses per vessel for the six-month period ended June 30, 2016 were $3,692, versus $4,372 during the corresponding period in 2015.

Dry docking expenses:  Dry docking expenses for the six-month periods ended June 30, 2016 and 2015 were $1.6 million and $6.9 million, respectively.  During the six-month period ended June 30, 2016, three vessels completed their respective periodic dry docking surveys, two of which started in December 2015.  During the six-month period ended June 30, 2015, 14 of our vessels underwent their periodic dry docking surveys.

Depreciation:  Depreciation expense increased to $40.8 million for the six-month period ended June 30, 2016, compared to $38.5 million for the corresponding period in 2015.  The increase was mainly driven by the higher average number of vessels in 2016 compared to 2015.

Management fees: Management fees for the six-month periods ended June 30, 2016 and 2015 were $3.9 million and $4.1 million, respectively. During the six-month periods ended June 30, 2016 and 2015, management fees included a daily fee of $295 per vessel to Ship Procurement Services S.A. In addition, management fees for the six-month period ended June 30, 2015 included a monthly fee of $17,500 to Maryville Maritime Inc. for the management of three of the Excel Vessels, (Star Martha, Star Pauline and Star Despoina), until the expiration of their then existing time charter agreements (of which the last expired in November 2015).

General and Administrative Expenses:  General and administrative expenses during the six-month period ended June 30, 2016 increased to $13.3 million, compared to $11.2 million during the corresponding period in 2015.  During the six-month period ended June 30, 2016, we incurred costs of $0.3 million relating to professional advisory services.  These services were completed within the six-month period ended June 30, 2016 and such costs are not part of our ordinary course of business and will not burden our general and administrative expenses in the following quarters.  Stock-based compensation expenses for the six-month periods ended June 30, 2016 and 2015 were $2.3 million and $1.4 million, respectively.  Excluding the above mentioned non-recurring costs and stock-based compensation expenses, general and administrative expenses increased during the six-month period ended June 30, 2016, because of the increase in our average number of employees during the six-month period ended June 30, 2016, as compared to the corresponding period in 2015.

Loss / (gain) on derivative instruments: During the six-month period ended June 30, 2016, we entered into FFAs and recorded a cash gain of $0.3 million. During the corresponding period in 2015 we had not entered into any FFAs.

Impairment Loss:  During the six-month period ended June 30, 2016, we recorded an impairment loss of an aggregate of $6.7 million in connection with the sale of one operating vessel, which was delivered to its new owners in May 2016 and the termination of two newbuilding contracts agreed to in February 2016. During the six-month period ended June 30, 2015, we recorded an impairment loss of $28.8 million, relating to: (i) the sale of vessel Star Monika; (ii) the agreement to sell one of our newbuilding vessels upon its delivery to us in 2016; (iii) the agreement to sell the vessel Maiden Voyage; and (iv) the cancellation of one of our newbuilding vessels. The impairment loss recognized in 2015 includes $18.2 million, which is attributed to the write-off of the fair value adjustment recognized for these vessels in July 2014 in connection with the Oceanbulk Merger.

Loss on time charter agreement termination:  During the six-month period ended June 30, 2015, we recognized a $2.1 million write-off of the unamortized fair value of the above market acquired time charter of the vessel Star Big, due to its redelivery prior to the end of its time charter in connection with its sale and delivery to its new owners in June 2015.

Loss/(gain) on sale of vessel:  During the six-month period ended June 30, 2016, we recognized an aggregate loss of $0.02 million due to the sale and delivery to their new owners of the vessels Behemoth, Bruno Marks, Megalodon, Tsu Ebisu, Star Aries, Magnum Opus, Deep Blue, Jenmark, Indomitable, Obelix, Star Taurus and Star Michele. Total proceeds from these sales were $362.9 million. During the six-month period ended June 30, 2015, we recognized an aggregate loss on a sale of vessel of $13.4 million in connection with the sale of the vessels Star Kim, Star Julia, Star Tatianna, Rodon, Star Big, Star Mega and Star Christianna. Total sale proceeds from these sales were $36.1 million, of which $1.1 million was received in 2014 as an advance for the sale of the vessel Star Kim.

Interest and Finance Costs:  Interest and finance costs for the six-month periods ended June 30, 2016 and 2015 were $19.7 million and $13.9 million, respectively.  The increase is attributable to:  (i) the higher average balance of our outstanding indebtedness of $1,017.2 million for the six-month period ended June 30, 2016, including $50.0 million under the 8.00% Senior Notes and our capital lease obligations, compared to $910.0 million for the corresponding period in 2015, as well as (ii) the increase in weighted average interest rate to 3.9% in the six-month period ended June 30, 2016 compared to 3.3% in the corresponding period in 2015, driven by an increase in LIBOR over the same period. These interest and finance costs for the six-month period ended June 30, 2016 and 2015 were off-set by interest capitalized from general debt of $2.6 million and $6.2 million, respectively. We recognized these amounts in connection with the payments made for our newbuilding vessels.  In addition, interest and finance costs for the six-month period ended June 30, 2016, included $0.7 million representing realized loss on hedging interest rate swaps, whereas for the corresponding period in 2015, such amount was $1.5 million.

Loss on debt extinguishment:  During the six-month period ended June 30, 2016, we recorded $1.8 million of loss on debt extinguishment in connection with the non-cash write-off of unamortized deferred finance charges resulting from the mandatory prepayment in full of outstanding loan balances following the sale of certain vessels in 2016, as mentioned above, as well as from the cancellation of certain committed loan amounts resulting from (a) the sale of certain newbuilding vessels upon their delivery from the shipyards and (b) the termination of two newbuilding contracts agreed in February 2016.  During the six-month period ended June 30, 2015, we recorded $1.0 million of loss on debt extinguishment in connection with the non-cash write off of unamortized deferred finance charges due to mandatory prepayments in full of certain of our loan facilities.

Loss on derivative financial instruments:  During the six-month period ended June 30, 2016 and 2015, we recorded a loss on derivative financial instruments of $4.7 million and $0.7 million, respectively.  As of January 1, 2015, all of our interest rate swaps had been designated as cash flow hedges.  Our hedge effectiveness test for the second quarter of 2015 indicated that the hedging relationship of certain of our interest rate swaps no longer qualified for special hedge accounting.  We therefore de-designated these swaps as accounting cash flow hedges as of April 1, 2015.  Accordingly, realized and unrealized gains/(losses) from these swaps from April 1, 2015 onwards have been recorded in our statement of operations under Gain/(Loss) on derivative financial instruments.  During the period that these swaps qualified for hedge accounting, their realized and unrealized gains/(losses) were recorded under interest and finance cost and equity, to the extent effective, respectively.

Cash Flows

Net cash used in operating activities

Net cash used in operating activities for the six-month periods ended June 30, 2016 and 2015 was $36.0 million and $9.5 million, respectively.  The increase is due to higher net loss and a working capital outflow of $9.6 million mainly attributable to payments made to our suppliers, for the six-month period ended June 30, 2016 compared to a working capital inflow of $2.3 million for the corresponding period in 2015.

Net cash used in investing activities

Net cash used in investing activities for the six-month periods ended June 30, 2016 and 2015 was $24.6 million and $278.5 million, respectively.

For the six-month periods ended June 30, 2016, net cash used in investing activities consisted of:

•	$388.7 million paid for advances and other capitalized expenses for our newbuilding and newly delivered vessels;

offset partially by:

•	$142.6 million of proceeds from the sale of certain operating vessels (Tsu Ebisu, Magnum Opus, Deep Blue, Indomitable, Obelix and Star Michele);

•	$220.3 million of proceeds from the sale of certain newbuilding vessels, which were sold upon their delivery from the shipyard;

•	$1.1 million of hull and machinery insurance proceeds; and

•	a net decrease of $0.09 million in restricted cash required under our loan facilities.

For the six-month period ended June 30, 2015, net cash used in investing activities consisted of:

•	$190.9 million paid for advances and other capitalized expenses for our newbuilding vessels;

•	$87.2 million paid for the four newbuilding vessels delivered (Roberta, Idee Fixe, Kaley and Laura), which are subject to bareboat charters that we are accounting for as capital leases;

•	$39.5 million paid for the acquisition of the last six Excel Vessels;

offset partially by:

•	$38.8 million of proceeds from the sale of the vessels Star Kim, Star Julia, Star Tatianna, Rodon, Star Big, Star Monika, Star Mega and Star Christianna; and

•	a net decrease of $0.2 million in restricted cash required under our loan facilities.

Net cash used in financing activities

Net cash used in financing activities for the six-month period ended June 30, 2016 was $7.0 million, whereas net cash provided by financing activities during the six-month period ended June 30, 2015 was $487.2 million, respectively.

For the six-month period ended June 30, 2016, net cash used in financing activities consisted of:

•	proceeds from bank loans for an aggregate of $65.4 million for the financing of delivery installments for four of our newbuilding vessels delivered during the six-month period ended June 30, 2016; and

•	an increase in capital lease obligations of $86.4 million, relating to two newbuilding vessels delivered to us in March 2016 and June 2016, respectively, under bareboat charters;

offset partially by:

•	an aggregate of $158.7 million paid in connection with the regular amortization of outstanding vessel financings, capital lease installments and the mandatory prepayment of several loan facilities due to the sale of corresponding mortgaged vessels, as mentioned above.

For the six-month period ended June 30, 2015, net cash provided by financing activities consisted of:

•	proceeds from loan facilities for an aggregate of $183.5 million for the financing of: (i) delivery installments for four of our newbuilding vessels that were delivered during the period; (ii) cash consideration for the acquisition of the last six Excel Vessels; and (iii) the repayment in full of the Excel Vessel Bridge Facility;

•	capital lease obligations of $82.7 million, relating to four newbuildings delivered during the period under bareboat charters;

•	$418.8 million of proceeds from two public offerings of our common shares, which were completed in January 2015 and May 2015, net of underwriting discounts and commissions of $6.2 million and less offering expenses of $1.0 million;

offset partially by:

•	financing fees paid of $8.5 million; and

•	an aggregate of $188.2 million paid in connection with the regular amortization of outstanding vessel financings, capital lease installments and prepayments in full of certain of our loan facilities.

Significant Accounting Policies and Critical Accounting Policies

There have been no material changes to our significant accounting policies since December 31, 2015 other than those reflected in our unaudited interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2016 included elsewhere herein.  For a description of our critical accounting policies and all of our significant accounting policies, see Note 2 to our audited financial statements and “Item 5 — Operating and Financial Review and Prospects,” included in our Annual Report on Form 20‑F for the year ended December 31, 2015, which was filed with the Commission on March 22, 2016 and Note 2 to the unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2016, included elsewhere in this report.

STAR BULK CARRIERS CORP.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

Consolidated Balance Sheets as of December 31, 2015 and June 30, 2016 (unaudited)	F-2

Unaudited Interim Condensed Consolidated Statements of Operations for the six-month periods ended June 30, 2015 and 2016	F-3

Unaudited Interim Condensed Consolidated Statements of Comprehensive Income/(Loss) for the six-month periods ended June 30, 2015 and 2016	F-4

Unaudited Interim Condensed Consolidated Statement of Stockholders’ Equity for the six-month periods ended June 30, 2015 and 2016	F-5

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six-month periods ended June 30, 2015 and 2016	F-6

Notes to Unaudited Interim Condensed Consolidated Financial Statements	F-7

STAR BULK CARRIERS CORP.
Consolidated Balance Sheets
As of December 31, 2015 and June 30, 2016 (unaudited)
(Expressed in thousands of U.S. dollars except for share and per share data)

	December 31, 2015	June 30, 2016
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$208,056	$140,555
Restricted cash, current (Note 8)	3,769	5,122
Trade accounts receivable	10,889	10,634
Inventories (Note 4)	14,247	16,882
Due from managers	-	3,585
Due from related parties (Note 3)	1,209	672
Prepaid expenses and other receivables	8,604	7,106
Other current assets	5,284	8,983
Total Current Assets	252,058	193,539

FIXED ASSETS
Advances for vessels under construction and acquisition of vessels (Note 6)	127,910	55,892
Vessels and other fixed assets, net (Note 5)	1,757,552	1,802,507
Total Fixed Assets	1,885,462	1,858,399

OTHER NON-CURRENT ASSETS
Long term investment (Note 3)	844	913
Restricted cash, non-current (Note 8 )	10,228	8,785
Fair value of above market acquired time charter (Note 7)	254	-
Other non-current assets (Note 6)	-	1,604
TOTAL ASSETS	$2,148,846	$2,063,240

LIABILITIES & STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Current portion of long term debt (Note 8)	$127,141	$-
Lease commitments short term (Notes 5 and 8)	4,490	9,137
Accounts payable	9,436	9,409
Due to related parties (Note 3)	422	415
Due to managers	2,291	-
Accrued liabilities	14,773	11,185
Derivative liability, current (Note 14)	5,931	5,638
Deferred revenue	2,465	2,637
Total Current Liabilities	166,949	38,421

NON-CURRENT LIABILITIES
8.00% 2019 Notes, net of unamortized deferred finance fees of $1,677 and $1,461, respectively (Note 8)	48,323	48,539
Long term debt, net of current portion and unamortized deferred finance fees of $14,360 and $9,992, respectively (Note 8)	720,237	761,597
Lease commitments long term (Notes 5 and 8)	75,030	153,596
Derivative liability, non current (Note 14)	2,518	4,879
Other non-current liabilities	431	524
TOTAL LIABILITIES	1,013,488	1,007,556

COMMITMENTS & CONTINGENCIES (Note 13)	-	-

STOCKHOLDERS’ EQUITY
Preferred Stock; $0.01 par value, authorized 25,000,000 shares; none issued or outstanding at December 31, 2015 and June 30, 2016 (Note 9)	-	-
Common Stock, $0.01 par value, 300,000,000 shares authorized; 43,821,114 and 43,955,659 shares issued and outstanding at December 31, 2015 and June 30, 2016, respectively (Note 9)	438	440
Additional paid in capital	2,008,440	2,010,723
Accumulated other comprehensive loss (Note 14)	(1,216)	(1,479)
Accumulated deficit	(872,304)	(954,000)
Total Stockholders’ Equity	1,135,358	1,055,684
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,148,846	$2,063,240

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Operations
For the six-month periods ended June 30, 2015 and 2016
(Expressed in thousands of U.S. dollars except for share and per share data)

	Six months ended June 30,
	2015	2016

Revenues:
Voyage revenues	$101,182	$98,862
Management fee income	136	91
	101,318	98,953

Expenses
Voyage expenses	30,637	37,284
Charter-in hire expense	-	1,918
Vessel operating expenses	56,964	49,364
Dry docking expenses	6,945	1,583
Depreciation	38,519	40,847
Management fees (Note 3 and Note 10)	4,063	3,911
General and administrative expenses	11,153	13,298
Impairment loss (Note 5 and Note 6)	28,829	6,694
Loss on time charter agreement termination (Note 7)	2,114	-
Loss / (gain) on derivative instruments	-	(283)
Other operational loss	-	109
Other operational gain	(590)	(50)
Loss / (gain) on sale of vessels ( Note 5)	13,389	21
	192,023	154,696
Operating income / (loss)	(90,705)	(55,743)

Other Income/ (Expenses):
Interest and finance costs (Note 8)	(13,871)	(19,694)
Interest and other income/(loss)	828	154
Gain / (Loss) on derivative financial instrument, net (Note 14)	(688)	(4,681)
Loss on debt extinguishment (Note 8)	(974)	(1,801)
Total other expenses, net	(14,705)	(26,022)

Income/(Loss) before equity in income of investee	(105,410)	(81,765)
Equity in income of investee	213	69
Net income / (loss)	$(105,197)	$(81,696)

Earnings / (Loss) per share, basic and diluted (Note 11)	$(3.06)	$(1.86)
Weighted average number of shares outstanding, basic and diluted (Note 11)	34,347,332	43,880,713

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income
For the six-month periods ended June 30, 2015 and 2016
 (Expressed in thousands of U.S. dollars except for share and per share data)

	Six months ended June 30,

	2015	2016
Net income / (loss)	$(105,197)	$(81,696)
Other comprehensive loss:
Unrealized losses from cash flow hedges:
Unrealized loss from hedging interest rate swaps recognized in Other comprehensive income/(loss) before reclassifications	(4,827)	(972)
Less:
Reclassification adjustments of interest rate swap loss	1,718	709
Other comprehensive loss	(3,109)	(263)
Comprehensive income / (loss)	$(108,306)	$(81,959)

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Stockholders’ Equity
For the six-month periods ended June 30, 2015 and 2016
(Expressed in thousands of U.S. dollars except for share and per share data)

	Common Stock
	# of Shares	Par Value	Additional Paid- in Capital	Other Comprehensive loss	Accumulated deficit	Total Stockholders’ Equity

BALANCE, January 1, 2015	21,885,247	$219	$1,568,588	$(378)	$(414,127)	$1,154,302
Net income / (loss)	-	$-	$-	$-	$(105,197)	$(105,197)
Other comprehensive income / (loss)	-	-	-	(3,109)	-	(3,109)
Amortization of stock-based compensation (Note 12)	-	-	1,407	-	-	1,407
Issuance of common stock (Note 9)	21,050,084	210	417,587	-	-	417,797
Shares for commission to Oceanbulk Maritime	-	-	519	-	-	519
Issuance of common stock Excel Transactions	851,577	9	19,299	-	-	19,308
BALANCE, June 30, 2015	43,786,908	$438	$2,007,400	$(3,487)	$(519,324)	$1,485,027

BALANCE, January 1, 2016	43,821,114	$438	$2,008,440	$(1,216)	$(872,304)	$1,135,358
Net income / (loss)	-	-	$-	$-	$(81,696)	$(81,696)
Other comprehensive income / (loss)	-	-	-	(263)	-	(263)
Amortization of stock-based compensation (Note 12)	134,545	2	2,283	-	-	2,285
BALANCE, June 30, 2016	43,955,659	$440	$2,010,723	$(1,479)	$(954,000)	$1,055,684

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six-month periods ended June 30, 2015 and 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

	Six months ended June 30,

	2015	2016
Cash Flows from Operating Activities:
Net income / (loss)	$(105,197)	$(81,696)
Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:
Depreciation	38,519	40,847
Amortization of fair value of above market acquired time charters (Note 7)	7,071	254
Amortization of deferred finance charges (Note 8)	1,199	1,561
Loss on debt extinguishment (Note 8)	974	1,801
Loss on time charter agreement termination (Note 7)	2,114	-
Vessel impairment loss (Note 5 and Note 6)	28,829	6,694
Loss / (gain) on sale of vessels (Note 5)	13,389	21
Stock-based compensation (Note 12)	1,407	2,285
Unrealized and accrued gain/(loss) on derivatives (Note 14)	59	1,805
Other non-cash charges	34	130
Amortization of deferred gain (Note 5)	-	(37)
Equity of income of investee	(213)	(69)
Changes in operating assets and liabilities:
(Increase)/Decrease in:
Trade accounts receivable	6,449	255
Inventories	(2,323)	(2,267)
Prepaid expenses and other current assets	(1,069)	350
Due from related parties	(426)	537
Due from managers	-	(3,585)
Increase/(Decrease) in:
Accounts payable	(3,814)	(27)
Due to related parties	(1,266)	(7)
Accrued liabilities	863	(2,705)
Due to managers	4,539	(2,291)
Deferred revenue	(637)	172
Net cash provided by / (used in) Operating Activities	(9,499)	(35,972)

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisition of vessels and other assets	(317,538)	(388,660)
Cash proceeds from vessel sales (Note 5)	38,831	362,887
Decrease in restricted cash	3,487	7,034
Increase in restricted cash	(3,304)	(6,944)
Hull and Machinery Insurance proceeds	-	1,115
Net cash provided by / (used in) Investing Activities	(278,524)	(24,568)

Cash Flows from Financing Activities:
Proceeds from bank loans and capital leases	266,181	151,763
Loan prepayments and repayments	(188,226)	(158,699)
Financing fees paid	(8,526)	(25)
Proceeds from issuance of common stock	418,771	-
Offering expenses paid related to the issuance of common stock	(974)	-
Net cash provided by / (used in) Financing Activities	487,226	(6,961)

Net (decrease) / increase in cash and cash equivalents	199,203	(67,501)
Cash and cash equivalents at beginning of period	86,000	208,056

Cash and cash equivalents at end of the period	$285,203	$140,555
Cash paid during the period for:
Interest	$19,844	$23,279

The accompanying condensed notes are an integral part of these unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.          Basis of Presentation and General Information:

Star Bulk Carriers Corp. (“Star Bulk”) is a shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, Greece.

Star Bulk’s common shares started trading on the NASDAQ Global Select Market on December 3, 2007, under the ticker symbol “SBLK.” The accompanying unaudited interim condensed consolidated financial statements include the accounts of Star Bulk and its subsidiaries, which are hereinafter collectively referred to as the “Company,” and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”) for interim financial information. Accordingly, they do not include all the information and notes required by U.S. GAAP for annual financial statements.

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all normal recurring adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows for the periods presented. Operating results for the six-month period ended June 30, 2016 are not necessarily indicative of the results that might be expected for the fiscal year ending December 31, 2016.

The unaudited interim condensed consolidated financial statements presented in this report should be read in conjunction with the Company’s Annual Report on Form 20-F for the year ended December 31, 2015 (the “2015 20-F Annual Report”). The balance sheet as of December 31, 2015 has been derived from the audited consolidated financial statements as of that date, but, pursuant to the requirements for interim financial information, does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

Effective June 20, 2016, the Company effected a 5-for-1 reverse stock split on its issued and outstanding common stock (Note 9). All share and per share amounts disclosed in the accompanying financial statements give effect to this reverse stock split retroactively, for all periods presented.

Unless otherwise defined herein, capitalized words and expressions used herein shall have the same meanings ascribed to them in the Company’s 2015 20-F Annual Report.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.          Basis of Presentation and General Information - continued:

Subsidiaries, Owned Vessels and Newbuilding Contracts

Below is the list of Star Bulk’s subsidiaries, all of which are wholly owned, as of June 30, 2016:

Vessels in operation at June 30, 2016:

	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
1	Star Ennea LLC	Star Poseidon	209,475	February 26, 2016	2016
2	Sea Diamond LLC	Goliath	209,537	July 15, 2015	2015
3	Pearl Shiptrade LLC	Gargantua	209,529	April 2, 2015	2015
4	Coral Cape Shipping LLC	Maharaj	209,472	July 15, 2015	2015
5	Star Seeker LLC	Star Libra (1)	207,765	June 6, 2016	2016
6	Clearwater Shipping LLC	Star Marisa (1)	207,709	March 11, 2016	2016
7	Cape Ocean Maritime LLC	Leviathan	182,511	September 19, 2014	2014
8	Cape Horizon Shipping LLC	Peloreus	182,496	July 22, 2014	2014
9	Sandra Shipco LLC	Star Pauline	180,274	December 29, 2014	2008
10	Christine Shipco LLC	Star Martha	180,274	October 31, 2014	2010
11	Pacific Cape Shipping LLC	Pantagruel	180,181	July 11, 2014	2004
12	Star Borealis LLC	Star Borealis	179,678	September 9, 2011	2011
13	Star Polaris LLC	Star Polaris	179,600	November 14, 2011	2011
14	Star Trident V LLC	Star Angie	177,931	October 29, 2014	2007
15	Sky Cape Shipping LLC	Big Fish	177,662	July 11, 2014	2004
16	Global Cape Shipping LLC	Kymopolia	176,990	July 11, 2014	2006
17	Sea Cape Shipping LLC	Big Bang	174,109	July 11, 2014	2007
18	Star Aurora LLC	Star Aurora	171,199	September 8, 2010	2000
19	Lowlands Beilun Shipco LLC	Star Despoina	170,162	December 29, 2014	1999
20	Star Trident VII LLC	Star Eleonora	164,218	December 3, 2014	2001
21	Star Trident VI LLC	Star Monisha (Note 15(c))	164,218	February 2, 2015	2001
22	Nautical Shipping LLC	Amami	98,681	July 11, 2014	2011
23	Majestic Shipping LLC	Madredeus	98,681	July 11, 2014	2011
24	Star Sirius LLC	Star Sirius	98,681	March 7, 2014	2011
25	Star Vega LLC	Star Vega	98,681	February 13, 2014	2011
26	Star Alta I LLC	Star Angelina	82,981	December 5, 2014	2006
27	Star Alta II LLC	Star Gwyneth	82,790	December 5, 2014	2006
28	Star Trident I LLC	Star Kamila	82,769	September 3, 2014	2005
29	Grain Shipping LLC	Pendulum	82,619	July 11, 2014	2006
30	Star Trident XIX LLC	Star Maria	82,598	November 5, 2014	2007
31	Star Trident XII LLC	Star Markella	82,594	September 29, 2014	2007
32	Star Trident IX LLC	Star Danai	82,574	October 21, 2014	2006
33	Star Trident XI LLC	Star Georgia	82,298	October 14, 2014	2006
34	Star Trident VIII LLC	Star Sophia	82,269	October 31, 2014	2007
35	Star Trident XVI LLC	Star Mariella	82,266	September 19, 2014	2006
36	Star Trident XIV LLC	Star Moira	82,257	November 19, 2014	2006
37	Star Trident XVIII LLC	Star Nina	82,224	January 5, 2015	2006
38	Star Trident X LLC	Star Renee	82,221	December 18, 2014	2006
39	Star Trident II LLC	Star Nasia	82,220	August 29, 2014	2006
40	Star Trident XIII LLC	Star Laura	82,209	December 8, 2014	2006
41	Star Trident XV LLC	Star Jennifer	82,209	April 15, 2015	2006
42	Star Trident XVII LLC	Star Helena	82,187	December 29, 2014	2006
43	Mineral Shipping LLC	Mercurial Virgo	81,545	July 11, 2014	2013
44	Star Trident III LLC	Star Iris	76,466	September 8, 2014	2004
45	Star Trident IV LLC	Star Aline (Note 15(c))	76,429	September 4, 2014	2004
46	Star Trident XX LLC	Star Emily	76,417	September 16, 2014	2004
47	Star Trident XXV Ltd	Star Vanessa	72,493	November 7, 2014	1999
48	Spring Shipping LLC	Idee Fixe (1)	63,458	March 25, 2015	2015
49	Orion Maritime LLC	Roberta (1)	63,426	March 31, 2015	2015
50	Success Maritime LLC	Laura (1)	63,399	April 7, 2015	2015
51	Ultra Shipping LLC	Kaley (1)	63,283	June 26, 2015	2015
52	Blooming Navigation LLC	Kennadi	63,262	January 8, 2016	2016
53	Jasmine Shipping LLC	Mackenzie	63,226	March 2, 2016	2016

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.          Basis of Presentation and General Information - continued:

	Wholly Owned Subsidiaries	Vessel Name	DWT	Date Delivered to Star Bulk	Year Built
54	Star Challenger I LLC	Star Challenger	61,462	December 12, 2013	2012
55	Star Challenger II LLC	Star Fighter	61,455	December 30, 2013	2013
56	Star Axe II LLC	Star Lutas	61,347	January 6, 2016	2016
57	Aurelia Shipping LLC	Honey Badger	61,320	February 27, 2015	2015
58	Rainbow Maritime LLC	Wolverine	61,292	February 27, 2015	2015
59	Star Axe I LLC	Star Antares	61,258	October 9, 2015	2015
60	Star Asia I LLC	Star Aquarius	60,916	July 22, 2015	2015
61	Star Asia II LLC	Star Pisces	60,916	August 7, 2015	2015
62	Glory Supra Shipping LLC	Strange Attractor	55,742	July 11, 2014	2006
63	Star Omicron LLC	Star Omicron	53,489	April 17, 2008	2005
64	Star Gamma LLC	Star Gamma	53,098	January 4, 2008	2002
65	Star Zeta LLC	Star Zeta	52,994	January 2, 2008	2003
66	Star Delta LLC	Star Delta	52,434	January 2, 2008	2000
67	Star Theta LLC	Star Theta	52,425	December 6, 2007	2003
68	Star Epsilon LLC	Star Epsilon	52,402	December 3, 2007	2001
69	Star Cosmo LLC	Star Cosmo	52,247	July 1, 2008	2005
70	Star Kappa LLC	Star Kappa	52,055	December 14, 2007	2001
		Total dwt	7,421,255

(1)	Vessels subject to a capital bareboat lease (Note 5)

Newbuildings at June 30, 2016:

	Wholly Owned Subsidiaries	Newbuildings Name	Type	DWT	Expected Delivery Date
1	Star Breezer LLC	HN 1371 (tbn Star Virgo) (1)	Newcastlemax	208,000	Jan-17
2	Domus Shipping LLC	HN 1360 (tbn Star Ariadne) (1)	Newcastlemax	208,000	Feb-17
3	Star Castle I LLC	HN 1342 (tbn Star Gemini)	Newcastlemax	208,000	Jul-17
4	Festive Shipping LLC	HN 1361 (tbn Star Magnanimus) (1)	Newcastlemax	208,000	Jan-18
5	Star Castle II LLC	HN 1343 (tbn Star Leo)	Newcastlemax	208,000	Jan-18
		Total dwt		1,040,000

(1)	Vessels subject to a capital bareboat lease (Note 6)

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

1.          Basis of Presentation and General Information - continued:

Non-vessel owning subsidiaries at June 30, 2016:

	Wholly Owned Subsidiaries
1	Star Bulk Management Inc.	23	Star Mega LLC
2	Starbulk S.A.	24	Star Big LLC
3	Star Bulk Manning LLC	25	Gravity Shipping LLC
4	Star Bulk Shipmanagement Company (Cyprus) Limited	26	White Sand Shipping LLC
5	Optima Shipping Limited	27	Star Trident XXVI LLC
6	Star Omas LLC	28	Premier Voyage LLC
7	Star Synergy LLC	29	Star Trident XXII LLC
8	Oceanbulk Shipping LLC	30	Dioriga Shipping Co.
9	Oceanbulk Carriers LLC	31	KMSRX Holdings LLC
10	International Holdings LLC	32	L.A. Cape Shipping LLC
11	Unity Holding LLC	33	Cape Confidence Shipping LLC
12	Star Bulk (USA) LLC	34	Cape Runner Shipping LLC
13	Star Trident XXI LLC	35	Olympia Shiptrade LLC
14	Star Trident XXIV LLC	36	Victory Shipping LLC
15	Star Trident XXVII LLC	37	Star Cape I LLC
16	Star Trident XXXI LLC	38	Oday Marine LLC
17	Star Trident XXIX LLC	39	Searay Maritime LLC
18	Star Trident XXVIII LLC	40	Star Trident XXIII LLC
19	Lamda LLC	41	Positive Shipping Company
20	Star Alpha LLC	42	OOCape1 Holdings LLC
21	Star Beta LLC	43	Star Trident XXX LLC
22	Star Ypsilon LLC	44	Star Cape II LLC

The vessel listed below was under commercial and technical management by a Star Bulk’s wholly owned subsidiary, Starbulk S.A., during the six-month periods ended June 30, 2015 and 2016, in exchange for a fixed management fee of $0.75 per day and $0.5 per day, respectively.

Vessel Owning Company	Vessel Name	DWT	Year Built

Serenity Maritime Inc.	Serenity I	53,688	2006

The vessel listed below was chartered in as part of the sale and leaseback transaction entered into by the Company with respect to the vessel Maiden Voyage, which is currently named Astakos (Note 5).

Vessel Name	Type	DWT	Year Built
Astakos	Supramax	58,722	2012

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.          Significant accounting policies and recent accounting pronouncements:

A summary of the Company’s significant accounting policies is included in Note 2 to the Company’s consolidated financial statements included in the 2015 20-F Annual Report. There have been no changes to the Company’s significant accounting policies in the six-month period ended June 30, 2016, except for the following:

Consolidation (Topic 810) - Amendments to the Consolidation Analysis: In February 2015, the FASB issued ASU 2015-02, “Consolidation (Topic 810) - Amendments to the Consolidation Analysis”, which provides guidance for reporting entities that are required to evaluate whether they should consolidate certain legal entities. In accordance with ASU 2015-02, all legal entities are subject to reevaluation under the revised consolidation model. ASU 2015-02 is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2015. The Company believes that the implementation of this update has no material impact on its consolidated financial statements.

Financing Costs: The Company has adopted Accounting Standards Update No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs,” which requires that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts, rather than as deferred finance charges with total assets, effective January 1, 2016. The guidance provides also that the new classification should be applied retrospectively to prior periods presented in the financial statements. As such, the outstanding balance of deferred finance charges as of December 31, 2015 of $16,037 (previously presented as “Deferred finance charges, net”) and June 30, 2016 of $11,453, are reflected against long term debt and 8.00% 2019 Notes in the accompanying balance sheets as further analyzed in Note 8. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this update.

Recent Accounting pronouncements:

In March 2016, the FASB issued ASU 2016-05, “Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships,” which clarifies that a change in the counterparty to a derivative instrument that has been designated as the hedging instrument under Topic 815 does not, in and of itself, require dedesignation of that hedging relationship provided that all other hedge accounting criteria (including those in paragraphs 815-20-35-14 through 35-18) continue to be satisfied. For public companies, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2016, and interim periods within those fiscal years. For all other entities, the amendments in this Update are effective for financial statements issued for fiscal years beginning after December 15, 2017, and interim periods within fiscal years beginning after December 15, 2018. An entity may apply the amendments in this Update on a prospective basis or on a modified retrospective basis, as defined in the Update. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

In March 2016, the FASB issued ASU 2016-07, “Investments - Equity Method and Joint Ventures (Topic 323)” (“ASU 2016-07”), which simplifies the accounting for equity method investments by removing the requirement that an entity retroactively adopt the equity method of accounting if an investment qualifies for use of the equity method as a result of an increase in the level of ownership or degree of influence. The amendments require that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. ASU 2016-07 is effective for fiscal years beginning after December 15, 2016, and interim periods within those years, and must be applied prospectively. Early adoption is permitted. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

2.          Significant accounting policies and recent accounting pronouncements - continued:

In March 2016, the FASB issued ASU 2016-09, “Compensation-Stock Compensation - Improvements to Employee Share-Based Payment Accounting (Topic 718)” (“ASU 2016-09”), which involves several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Under the new standard, all excess income tax benefits and deficiencies are to be recognized as income tax expense or benefit in the income statement and the tax effects of exercised or vested awards should be treated as discrete items in the reporting period in which they occur. An entity should also recognize excess tax benefits regardless of whether the benefit reduces taxes payable in the current period. Excess tax benefits should be classified along with other income tax cash flows as an operating activity. With regard to forfeitures, the entity may make an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures when they occur. ASU 2016-09 is effective for fiscal years beginning after December 15, 2016 including interim periods within that reporting period. Early adoption is permitted. The adoption of this ASU is not expected to have a material effect on the Company’s consolidated financial statements and accompanying notes.

In May and April 2016, the FASB issued two Updates with respect to Topic 606: ASU 2016-10, “Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing” and ASU 2016-12, “Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients.” The amendments in these Updates do not change the core principle of the guidance in Topic 606, which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by applying the following steps: (1) Identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation. The amendments in Update 2016-10 simply clarify the following two aspects of Topic 606: (1) identifying performance obligations and (2) licensing implementation guidance. The amendments in Update 2016-12 similarly affect only certain narrow aspects of Topic 606; namely, (1) “Assessing the Collectibility Criterion in Paragraph 606-10-25-1(e) and Accounting for Contracts That Do Not Meet the Criteria for Step 1 (Applying Paragraph 606-10-25-7),” (2) “Presentation of Sales Taxes and Other Similar Taxes Collected from Customers,” (3) “Noncash Consideration,” (4) “Contract Modifications at Transition,” (5) “Completed Contracts at Transition,” and (6)  “Technical Correction.” The amendments in these Updates also affect the guidance in Accounting Standards Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is not yet effective. The effective date and transition requirements for the amendments in these Updates are the same as the effective date and transition requirements in Topic 606 (and any other Topic amended by Update 2014-09). Accounting Standards Update 2015-14, “Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date,” has deferred the effective date of Update 2014-09 for public business entities to annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. Earlier application is permitted. Presently, the Company is assessing what effect the adoption of these ASUs will have on its financial statements and accompanying notes.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

3.          Transactions with Related Parties:

Details of the Company’s transactions with related parties did not change in the six-month period ended June 30, 2016 and are discussed in Note 3 of the Company’s consolidated financial statements for the year ended December 31, 2015, included in the Company’s 2015 20-F Annual Report.

Transactions and balances with related parties are analyzed as follows:

Balance Sheet
	December 31, 2015	June 30, 2016
Assets
Oceanbulk Maritime S.A. and its affiliates	$1,209	$672
Total Assets	$1,209	$672

Liabilities
Interchart Shipping Inc.	$8	$125
Combine Marine Ltd.	9	-
Oceanbulk Maritime S.A. and its affiliates	33	29
Management and Directors Fees	315	254
Managed Vessels of Oceanbulk Shipping LLC	7	7
Oceanbulk Sellers	50	-
Total Liabilities	$422	$415

Statements of Operations	Six month period ended June 30,
	2015	2016
Voyage expenses-Interchart	$(1,650)	$(1,650)
Executive directors consultancy fees	(317)	(248)
Non-executive directors compensation	(79)	(75)
Office rent - Combine Marine Ltd.	(17)	(17)
Management fee expense - Maryville Maritime Inc.	(315)	-
Interest on Excel Vessel Bridge Facility	(220)	-

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

4.          Inventories:

The amounts shown in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2015	June 30, 2016
Lubricants	$7,438	$7,273
Bunkers	6,809	9,609
Total	$14,247	$16,882

5.          Vessels and other fixed assets, net:

The amounts in the accompanying consolidated balance sheets are analyzed as follows:

	December 31, 2015	June 30, 2016
Cost
Vessels	$2,025,688	$2,096,931
Other fixed assets	1,810	1,848
Total cost	2,027,498	2,098,779
Accumulated depreciation	(269,946)	(296,272)
Vessels and other fixed assets, net	$1,757,552	$1,802,507

Vessels acquired / disposed of during the six-month period ended June 30, 2015

Delivery of newbuilding vessels:

(i)	On January 8, 2015, the Company took delivery of the vessel Indomitable (ex–HN 5016), for which it had previously made a payment of $34,942 in December 2014. To partially finance the delivery installment of the Indomitable, the Company drew down $32,480 under the BNP $32,480 Facility.

(ii)	On February 27, 2015, the Company took delivery of the vessels Honey Badger (ex–HN 164) and Wolverine (ex–HN 165), for which the Company paid delivery installments of $19,422 each. On March 13, 2015, the Company drew down $38,162 for the financing of both Honey Badger and Wolverine under the Sinosure Facility.

(iii)	On April 2, 2015, the Company took delivery of the Newcastlemax vessel Gargantua (ex-HN 166). The delivery instalment of $37,682 was partially financed by $32,400 drawn under the DNB-SEB-CEXIM $227,500 Facility, while the remaining amount was financed through existing cash.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.          Vessels and Other Fixed Assets, Net - continued:

(iv)	On May 27, 2015, the Company took delivery of the Capesize vessel Deep Blue (ex-HN 5017). The delivery installment of $34,982 was partially financed by $28,680 drawn under the DVB $31,000 Deep Blue Facility.

(v)	On March 25, March 31, April 7 and June 26, 2015, the Company took delivery of the vessels Idee Fixe, Roberta, Laura and Kaley, respectively, all of which are subject to bareboat charter agreements with affiliates of New Yangzijiang shipyards that are accounted for in the Company’s consolidated financial statements as a capital lease, as further described in the Company’s 2015 20-F Annual Report.

Acquisition of secondhand vessels:

During the six-month period ended June 30, 2015, the remaining six of the Excel Vessels (Star Nina (ex-Iron Kalypso), Star Nicole (ex-Elinakos), Star Claudia (ex-Happyday), Star Monisha (ex-Iron Beauty), Rodon and Star Jennifer (ex-Ore Hansa) were delivered to the Company in exchange for 851,577 common shares and $39,475 in cash, completing the acquisitions of 34 vessels from Excel, as further discussed in the Company’s consolidated financial statements for the year ended December 31, 2015, included in the Company’s 2015 20-F Annual Report.

Sale of vessels:

On January 20, January 28, March 6, and March 19, 2015, the Company entered into separate agreements with third parties to sell four of the recently acquired Excel Vessels: Star Julia, Star Tatianna, Rodon and Star Monika, respectively. The vessels were delivered to their new owners on February 4, February 9, March 12 and April 7, 2015, respectively. As of March 31, 2015, the vessel Star Monika met the criteria for classification as held for sale, and the Company recognized an impairment loss of $1,080. In addition, the vessel Star Kim, which was agreed to be sold in December 2014, was delivered to its new owners on January 21, 2015. In connection with the sale of the vessels Star Julia, Star Tatianna, Star Monika and Star Kim, the Company prepaid an amount of $18,181 under the Excel Vessel CiT Facility.

In addition, on April 17, 2015, May 18, 2015 and June 5, 2015 the Company entered into separate agreements with third parties to sell the vessels Star Big, Star Christianna and Star Mega. The vessels were delivered to their new owners on June 4, 2015, June 23, 2015 and June 17, 2015, respectively.

In connection with the aforementioned sales the Company recognized a total net loss on sale of vessels of $13,389, which is separately reflected in the accompanying statement of operations for the six-month period ended June 30, 2015.

On May 28, 2015, the Company entered into an agreement with a third party to sell the vessel Maiden Voyage. The vessel was delivered to its new owner in September 2015. As part of this transaction, the vessel was leased back to the Company under a time charter for two years, and Star Bulk guaranteed all the liabilities and responsibilities of the vessel’s shipowning entity (Premier Voyage LLC) under this charter. The lease back did not meet the lease classification test for a capital lease and was accounted for as an operating lease. In addition, the vessel did not meet the ‘held-for-sale’ classification criteria as of June 30, 2015, as it was not considered available for immediate sale in its present condition. In connection with this sale, an impairment charge of $8,282 was recorded, which includes a $4,411 write-off of the fair value adjustment recognized upon the Merger. Pursuant to the applicable accounting guidance for sale and lease back transactions, the net gain from the sale of Maiden Voyage of $148 was deferred and is being amortized in straight line over the lease term. The net book value of this deferred gain as of June 30, 2016 is $90 and is reflected within “Other non-current liabilities” in the accompanying consolidated balance sheets, while amortization of this deferred gain during the six-month period ended June 30, 2016 is $37 and is included within “Charter-in hire expense” in the accompanying unaudited interim condensed consolidated statement of operations.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.          Vessels and Other Fixed Assets, Net - continued:

Vessels acquired / disposed of during the six-month period ended June 30, 2016

Delivery of newbuilding vessels:

(i)	On January 6, 2016, the Company took delivery of the vessel Star Lutas (ex-HN NE 197). The delivery installment of $19,770 was partially financed by $14,813 drawn down under the Sinosure Facility.

(ii)	On January 8, 2016, the Company took delivery of the vessel Kennadi (ex-HN 1080). The delivery installment of $21,229 was partially financed by $14,478 drawn down under the Sinosure Facility.

(iii)	On February 26, 2016, the Company took delivery of the vessel Star Poseidon (ex-HN NE 198). The delivery installment of $33,391 was partially financed by $23,400 drawn down under the DNB–SEB–CEXIM $227,500 Facility.

(iv)	On March 2, 2016, the Company took delivery of the vessel Mackenzie (ex-HN 1081). The delivery installment of $18,221 was partially financed by $12,720 drawn down under the Sinosure Facility.

(v)	On March 11, 2016 and June 6, 2016, the Company took delivery of the vessels Star Marisa (ex-HN 1359) and Star Libra (ex-HN 1372), which are each subject to a separate bareboat charter agreement with CSSC (Hong Kong) Shipping Company Limited (“CSSC”). Each of these bareboat charter agreements is accounted for in the Company’s consolidated financial statements as a capital lease, as further described in the Company’s 2015 20-F Annual Report.

Sale of vessels:

In late 2015, the Company entered into various separate agreements with third parties to sell four of its operating vessels (Indomitable, Magnum Opus, Tsu Ebisu and Deep Blue) and five of its newbuilding vessels (Behemoth, Bruno Marks, Jenmark, Star Aries and Star Taurus) upon their delivery from the shipyards. In early 2016, the Company entered into various separate agreements with third parties to sell the operating vessel Obelix and the newbuilding vessel Megalodon (ex-HN 5056) upon its delivery from the shipyard. All these sold vessels were delivered to their purchasers during the six-month period ended June 30, 2016, and the Company recognized a net loss on sale of $21.

In addition, in late March 2016, the Company negotiated the sale of Star Michele. The Memorandum of the Agreement was signed in April 2016 and the vessel was delivered to its buyers in late May 2016. In connection with this sale, the Company recognized an impairment loss of $5,626, which is reflected within “Impairment loss” in the accompanying unaudited interim condensed consolidated statement of operations for the six-month period ended June 30, 2016.

Capital leases

As of June 30, 2016, the Company was party to six capital leases, for the vessels Idee Fixe, Roberta, Laura, Kaley, Star Marisa and Star Libra. The interest expense on the financial liability related to the Company’s capital leases for the six-month periods ended June 30, 2016 and 2015 was $3,016 and $872, respectively, and is included within “Interest and finance costs” in the accompanying unaudited interim condensed consolidated statements of operations. As of June 30, 2016, the net book value of the vessels under capital leases was $232,835, with accumulated amortization of $5,984. The principal payments required to be made after June 30, 2016 for the outstanding capital lease obligations are as follows:

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

5.          Vessels and Other Fixed Assets, Net - continued:

Twelve month periods ending	Amount
June 30, 2017	$17,689
June 30, 2018	17,647
June 30, 2019	18,534
June 30, 2020	21,439
June 30, 2021	21,973
June 30, 2022 and thereafter	116,710
Total capital lease minimum payments	$213,992
Excluding bareboat interest	51,259
Total lease commitments	162,733
Lease commitments – current portion	9,137
Lease commitments – non-current portion	153,596

Other than the sale of Star Michele as discussed above and the termination of two newbuilding contracts discussed in Note 6 below, which collectively resulted in an aggregate impairment loss of $6,694 during the six-month period ended June 30, 2016, no other events and circumstances were identified that would require an additional impairment since the Company’s last impairment exercise as of December 31, 2015.

6.          Advances for vessels under construction and acquisition of vessels:

	December 31, 2015	June 30, 2016

Pre-delivery Yard installments and Fair value adjustment	$65,009	$26,054
Bareboat capital leases – upfront hire & handling fees	54,428	25,272
Capitalized interest and finance costs	6,301	3,552
Other capitalized costs	2,172	1,014
Total	$127,910	$55,892

During the six-month period ended June 30, 2016, the Company terminated two shipbuilding contacts, leaving the Company with no future capital expenditure obligations with respect to these two newbuildings. Following the Company’s impairment evaluation as of December 31, 2015, an additional impairment charge of $1,068 was recorded in the six-month period ended June 30, 2016 in order to totally impair the cost of these advances.

As summarized in the relevant table of Note 1, as of June 30, 2016 the Company was party to five newbuilding contracts (three of which are subject to capital bareboat leases) for the construction of dry bulk carriers of various types. As of June 30, 2016, the total aggregate remaining contracted price for the five newbuilding vessels plus agreed additional amounts was $193,395, payable in periodic installments up to their deliveries, of which $83,492 is payable during the next twelve-month period ending June 30, 2017 and the remaining $109,903 is payable during the twelve months ending June 30, 2018.

As a result of the renegotiation of prices and delivery dates of certain of the Company’s newbuilding vessels, as disclosed in the Company’s consolidated financial statements for the year ended December 31, 2015, included in the Company’s 2015 20-F Annual Report, the Company as of June 30, 2016 is entitled to receive a refund of $5,492 from the shipyards, $1,604 of which is separately reflected in the accompanying relevant consolidated balance sheet under “Other non-current assets,” and the remaining $3,888 of which is included under “Prepaid expenses and other receivables.”

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

7.          Fair value of Above-Market Acquired Time Charters:

As part of the Merger in July 2014, a $1,967 intangible asset was recognized in connection with a fair value adjustment for two favorable time charters for the vessels Amami and Madredeus, each of which was leased by Oceanbulk at the time of the Merger. Accumulated amortization as of December 31, 2015 in connection with these time charters was $1,713, leaving an unamortized balance as of December 31, 2015 of $254, which was fully amortized during the six-month period ended June 30, 2016. The corresponding amortization for the six-month period ended June 30, 2015 was $575. Such amortization is included under “Voyage revenues” in the accompanying unaudited interim condensed consolidated statements of operations.

The amortization of the fair value of above-market acquired time charters for the six-month period ended June 30, 2015 also included $6,496 related to the vessels Star Big, Star Martha (ex-Christine), Star Pauline (ex-Sandra) and Star Despoina (ex-Lowlands Beilun) (which had been fully amortized up to December 31, 2015, as further described in Note 7 in the Company’s consolidated financial statements for the year ended December 31, 2015, included in the Company’s 2015 20-F Annual Report).

In the second quarter of 2015, the Company entered into an agreement with a third party to sell the vessel Star Big. In connection with this sale, its above-market acquired time charter was terminated early, and the unamortized balance relating to this vessel of $2,114 at June 30, 2015, was written off and reflected under “Loss on time charter agreement termination” in the accompanying unaudited interim condensed consolidated statement of operations for the six-month period ended June 30, 2015.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.          Long-term Debt:

Details of the Company’s credit facilities and debt securities are discussed in Note 8 of the Company’s consolidated financial statements for the year ended December 31, 2015, included in the Company’s 2015 20-F Annual Report.

New Drawdowns: As further disclosed in Note 5, in connection with the delivery of the vessels Star Poseidon, Star Lutas, Kennadi and Mackenzie during the six-month period ended June 30, 2016, the Company drew down an amount of $23,400 under the DNB-SEB-CEXIM $227,500 Facility and an aggregate amount of $42,011 under the Sinosure Facility.

Prepayments due to sale: In connection with the sale of the vessels Tsu Ebisu, Deep Blue, Magnum Opus, Obelix. Indomitable and Michele discussed in Note 5, during the six-month period ended June 30, 2016 the Company prepaid an aggregate amount of $111,407 under the corresponding facilities (the Deutsche Bank $85,000 Facility, the HSBC $20,000 Dioriga Facility, the DVB $31,000 Facility, the ABN $87,458 Facility, Commerzbank $120,000 Facility and BNP $32,480 Facility).

Commerzbank $120,000 Facility - Refinancing: In April 2016, the Company and Commerzbank entered into a refinancing amendment of the Commerzbank $120,000 Facility. This refinancing included (a) changes to certain covenants governing this facility, (b) a different amortization schedule for this facility, and (c) a change in the final repayment date from October 2016 to October 2018.

In addition, the Company’s credit facilities contain financial covenants and undertakings requiring the Company to maintain various financial ratios, including:

•	a minimum ratio of aggregate vessel value to loans secured (“SCR”);

•	a maximum ratio of total liabilities to market value adjusted total assets;

•	a minimum EBITDA to interest coverage ratio;

•	a minimum liquidity; and

•	a minimum equity ratio.

As of December 31, 2015 and June 30, 2016 the Company was required to maintain minimum liquidity, not legally restricted, of $150,000 and $48,643, respectively, which is included within “Cash and cash equivalents” in the accompanying consolidated balance sheets. In addition, as of December 31, 2015 and June 30, 2016 the Company was required to maintain minimum liquidity, legally restricted, of $13,997 and $13,907, respectively, which is included within “Restricted cash” in the accompanying consolidated balance sheets.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.          Long-term Debt - continued:

As of December 31, 2015, as a result of market conditions, the market value of certain of the Company’s vessels was below the minimum SCR required under certain loan agreements. An SCR shortfall does not automatically trigger the acceleration of the corresponding loans or constitute a default under the relevant loan agreements. Under these loan agreements, the Company may remedy an SCR shortfall within a period of 10 to 30 days after it receives notice from the lenders by providing additional collateral or repaying the amount of the shortfall. As such, as of December 31, 2015, $14,268 (which was the amount that could be made repayable under the SCR provisions by the lenders (or “SCR Shortfall Amount”)) was reclassified as current portion of long-term debt within current liabilities. Apart from this, as of December 31, 2015, the Company was in compliance with the applicable financial and other covenants contained in its debt agreements, including the 2019 Notes.

As of August 31, 2016, the Company’s lenders agreed to, among other things, (i) defer principal payments owed through June 30, 2018 to the due date of the balloon installments of each facility, (ii) waive in full or substantially relax the financial covenants, effective as of March 31, 2016 and June 30, 2016 and through December 31, 2019 and (iii) implement a cash sweep mechanism pursuant to which excess cash will be applied towards the payment of deferred amounts, payable pro rata based on each facility’s deferred amounts relative to the total deferred amounts. In exchange of net proceeds, the Company has agreed to raise additional equity of not less than $50.0 million by September 30, 2016 and impose restrictions on paying dividends (the “Restructuring”). In accordance with guidance related to the classification of short-term obligations expected to be refinanced on a long-term basis, the Company has reclassified all of the amounts outstanding under its bank loans as of June 30, 2016 in accordance with their repayment terms, as amended pursuant to the Restructuring.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.          Long-term Debt - continued:

The principal payments required to be made after June 30, 2016 for all of the then-outstanding bank debt, after giving effect to the Restructuring, are as follows:

Twelve month periods ending	Amount
June 30, 2017	$-
June 30, 2018	-
June 30, 2019	288,122
June 30, 2020	218,939
June 30, 2021	131,636
June 30, 2022 and thereafter	132,892
Total Long term debt	$771,589
Unamortized Deferred financing fees	9,992
Total Long term debt, net	$761,597
Current portion of long term debt	-
Long term debt, net	761,597

The 8.00% 2019 Notes mature in November 2019 and are presented in the accompanying consolidated balance sheets as of December 31, 2015 and June 30, 2016 net of unamortized deferred financing fees of $1,677 and $1,461, respectively.

As of June 30, 2016, 64 of the Company’s owned vessels, having a net carrying value of $1,569,264, were subject to first-priority mortgages as collateral to the Company’s loan facilities. In addition, all six of the Company’s bareboat chartered vessels, having a net carrying value of $232,835, were pledged as collateral under the Company’s bareboat charter agreements.
For the six-month periods ended June 30, 2015 and 2016, the Company’s existing debt agreements bore interest at a weighted-average rate of approximately 3.30% and 3.90%, respectively.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

8.          Long-term Debt - continued:

All of the Company’s bank loans bear interest at LIBOR plus a margin. The amounts of “Interest and finance costs” included in the accompanying consolidated statements of operations are analyzed as follows:

	Six month period ended June 30,
	2015	2016
Interest on long term debt and capital leases	$16,991	$19,651
Less: Interest capitalized	(6,221)	(2,578)
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs from Other Comprehensive Income (Note 14)	1,491	667
Amortization of deferred finance charges	1,199	1,561
Other bank and finance charges	411	393
Interest and finance costs	$13,871	$19,694

In connection with the prepayments discussed above following the sale of the corresponding vessels, the cancellation of certain loan commitments resulting from the sale of certain newbuilding vessels upon their delivery from the shipyards and the termination of two newbuilding contracts as further discussed in Note 6, $1,801 of unamortized deferred finance charges was written off and included under “Loss on debt extinguishment” in the accompanying unaudited interim condensed consolidated statement of operations for the six-month period ended June 30, 2016. In connection with the prepayment of the Excel Vessel Bridge Facility, the ABN AMRO $31,000 Facility and the Commerzbank $26,000 Facility, $974 of unamortized deferred finance charges was written off and included under “Loss on debt extinguishment” in the accompanying consolidated statement of operations for the six-month period ended June 30, 2015.

9.          Preferred and Common Shares and Additional Paid-in Capital:

Details of the Company’s Preferred and Common Shares are discussed in Note 9 of the Company’s consolidated financial statements for the year ended December 31, 2015, included in the Company’s 2015 20-F Annual Report.

Equity offerings: On January 14, 2015, the Company completed a primary underwritten public offering of 9,800,084 of its common shares, at a price of $25.00 per share. The aggregate proceeds to the Company, net of underwriters’ commissions and offering expenses, were $242,211. In addition, on May 18, 2015, the Company completed a primary underwritten public offering of 11,250,000 common shares, at a price of $16.00 per share. The aggregate proceeds to the Company, net of underwriters’ commissions and offering expenses, were $175,586.

Issuance of shares in connection with vessel acquisitions: As further discussed in Note 5 above, 851,577 of the Company’s common shares were issued during the six-month period ended June 30, 2015 in connection with the delivery of the final six Excel Vessels.

Issuance of shares in connection with the Company’s Equity Incentive Plan: In April 2016, the Company issued 134,545 common shares in connection with its 2015 Equity Incentive Plan.

5-for-1 reverse stock split: Effective as of the opening of trading on June 20, 2016, the Company effected a five-for-one reverse stock split of its common shares. The reverse stock split was approved by shareholders at the Company’s Special Meeting of Shareholders held on December 21, 2015. The reverse stock split reduced the number of the Company’s common shares from 219,788,952 to 43,955,659 and affected all issued and outstanding common shares. No fractional shares were issued in connection to the reverse split. Shareholders who would otherwise have held a fractional share of the Company’s common stock received a cash payment in lieu of such fractional share.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

10.          Management fees:

As of January 1, 2015, the Company engaged Ship Procurement Services S.A. (“SPS”), an unaffiliated third-party company, to provide to its fleet certain procurement services at a daily fee of $0.295 per vessel. Total management fees to SPS for the six-month periods ended June 30, 2015 and 2016 were $3,748 and $3,911, respectively, and are included in “Management fees” in the accompanying unaudited interim condensed statement of operations. In addition, Management fees for the six-month period ended June 30, 2015 also include $315 of fees incurred pursuant to the management agreement with Maryville discussed in Note 3.

11.          Earnings / (Loss) per Share:

All shares issued (including the restricted shares issued under the Company’s equity incentive plans) are the Company’s common shares and have equal rights to vote and participate in dividends. The restricted shares issued under the Company’s equity incentive plans are subject to forfeiture provisions set forth in the applicable award agreements. The calculation of basic earnings per share does not consider the non-vested shares as outstanding until the time-based vesting restriction has lapsed.

The Company calculates basic and diluted earnings / loss per share as follows:

	Six month period ended June 30,
	2015	2016
Income / (Loss) :
Net income / (loss)	$(105,197)	$(81,696)

Basic earnings / (loss) per share:
Weighted average common shares outstanding, basic	34,347,332	43,880,713
Basic earnings / (loss) per share	$(3.06)	$(1.86)

Effect of dilutive securities:
Dillutive effect of non vested shares	-	-
Weighted average common shares outstanding, diluted	34,347,332	43,880,713

Diluted earnings / (loss) per share	$(3.06)	$(1.86)

Because the Company incurred net losses for the six-month periods ended June 30, 2015 and 2016, the effect of the 135,230 and 690,000 non-vested shares and of the 104,250 non-vested share options outstanding as of June 30, 2015 and 2016, respectively, would be anti-dilutive; therefore “Basic earnings / (loss) per share” equals “Diluted earnings / (loss) per share.”

12.          Equity Incentive Plans:

Details of the Company’s Equity Incentive Plans and share awards granted up to December 31, 2015 are discussed in Note 13 of the Company’s consolidated financial statements for the year ended December 31, 2015, included in the Company’s 2015 20-F Annual Report.

All non-vested shares and options vest according to the terms and conditions of the applicable agreements with the Company. The grantee does not have the right to vote the non-vested shares or exercise any right as a shareholder of the non-vested shares, although the issued and non-vested shares pay dividends as declared. The dividends with respect to these shares are forfeitable. Share options have no voting or other shareholder rights.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

12.          Equity Incentive Plans - continued:

The Company currently expects that there will be no forfeitures of non-vested shares or options. The shares which are issued in accordance with the terms of the Company’s equity incentive plans or awards remain restricted until they vest. For the six-month periods ended June 30, 2015 and 2016, the total share-based compensation cost was $1,407 and $2,285, respectively, included under “General and administrative expenses” in the accompanying unaudited interim condensed consolidated statements of operations.

On May 9, 2016, the Company’s Board of Directors adopted the 2016 Equity Incentive Plan (the “2016 Plan”) and reserved for issuance 940,000 common shares thereunder. The terms and conditions of the 2016 Plan are substantially similar to the terms and conditions of Company’s previous equity incentive plans. In addition, on May 9, 2016, 690,000 restricted common shares were granted to certain directors, officers, employees of the Company, 650,000 of which vest within the third quarter of 2016 while the remaining 40,000 vest on March 1, 2018.

A summary of the status of the Company’s non-vested share options and restricted shares as of June 30, 2016 and the movement during the six-month periods ended June 30, 2015 and 2016, respectively, is presented below.

	Number of options	Weighted average exercise price	Weighted Average Grant Date Fair Value
Options
Outstanding at January 1, 2016	104,250	$27.5	$7.0605
Granted	-	-	-
Vested	-	-	-
Outstanding as of June 30, 2016	104,250	$27.5	$7.0605

Number of outstanding options as well as their exercise price and weighed average grant date fair value have been revised retroactively, for all periods presented, to give effect to the 5-for-1 reverse stock split, discussed in Note 1, by keeping the total grant date fair value unchanged.

	Number of shares	Weighted Average Grant Date Fair Value

Unvested as at January 1, 2015	78,833	$54.30
Granted	135,230	17.75
Vested	(78,833)	54.30
Unvested as at June 30, 2015	135,230	$17.75

Unvested as at January 1, 2016	135,230	$17.75
Granted	690,000	3.75
Cancelled	(3,185)	17.75
Vested	(132,045)	17.75
Unvested as at June 30, 2016	690,000	$3.75

The estimated compensation cost relating to non-vested restricted share awards and share options not yet recognized was $1,000 and $557, respectively, as of June 30, 2016 and is expected to be recognized over the weighted average period of 0.30 years and 3.79 years, respectively.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.          Commitments and Contingencies:

a)     Lease commitments

The following table sets forth inflows and outflows related to the Company’s leases, as at June 30, 2016.

	Twelve month periods ending June 30,
+ inflows/ - outflows	Total	2017	2018	2019	2020	2021	2022 and thereafter
Future, minimum, non-cancellable charter revenue (1)	$21,372	$21,372	-	-	-	-	-
Future, minimum, non-cancellable lease payment under vessel operating leases (2)	(4,156)	(3,595)	(561)	-	-	-	-
Bareboat capital leases - upfront hire & handling fees (3)	(6,808)	(6,472)	(336)	-	-	-	-
Bareboat commitments charter hire (4)	(164,765)	(3,848)	(10,467)	(12,512)	(12,450)	(12,699)	(112,789)
Total	$(154,357)	$7,457	$(11,364)	$(12,512)	$(12,450)	$(12,699)	$(112,789)

(1)	The amounts represent the minimum contractual charter revenues to be generated from the existing non-cancellable time and freight charters until their expiration, net of address commission, assuming no off-hire days other than those related to scheduled interim surveys and special surveys of the vessels.

(2)	The amounts represent the Company’s commitments under the operating lease arrangement for Maiden Voyage disclosed in Note 5.

(3)	The amounts represent the Company’s commitments for upfront hire and handling fees under the bareboat lease arrangements for the vessels under construction.

(4)	The amounts represent the Company’s commitments for charter hire fees under the bareboat lease arrangements for the vessels under construction. The bareboat charter hire is comprised of both a fixed and a variable portion; the variable portion is calculated based on the 6-month LIBOR rate of 0.92415%, as of June 30, 2016.

b)            Legal proceedings

Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company’s vessels. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of, and has not accrued for, any such claims or contingent liabilities requiring disclosure in the accompanying unaudited interim condensed consolidated financial statements.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

13.          Commitments and Contingencies - continued:

On July 13, 2011 Star Cosmo was detained by the port authority in the Spanish port of Almeria and was released on July 16, 2011. According to the port authority, the vessel allegedly discharged oily water while sailing in Spanish waters in May 2011, more than two months before being detained, and related records were allegedly deficient. Administrative investigation commenced locally. The Company posted a cash collateral of € 340,000 (approximately $377, using the exchange rate as of June 30, 2016, eur/usd 1.11) to guarantee the payment of fines that could be assessed in the future, and the vessel was released. The cash collateral of € 340,000 was released to the Company in March 2012, after being replaced by a P&I Letter of undertaking. The fines were subsequently reduced by the Spanish administrative authorities to €260,000 (approximately $289, using the exchange rate of June 30, 2016, eur/usd1.11). After final adjudication of the fines before the Spanish Courts, the Company settled with payments in cash the equivalent amount of the fines of €60,000 in March 2015 (approximately $67, using the exchange   rate as of June 30, 2016, eur/usd 1.11) and €200,000 in August 2016 (approximately $222, using the exchange rate as of June 30, 2016, eur/usd 1.11) and the file was closed. The Company’s vessels are covered for pollution in the amount of $1 billion of insurance per vessel per incident by the Protection and Indemnity (P&I) Association in which the Company’s vessels are entered. The Company’s vessels are subject to calls payable to their P&I Association and may be subject to supplemental calls which are based on estimates of premium income and anticipated and paid claims. Such estimates are adjusted each year by the board of directors of the P&I Association until the closing of the relevant policy year, which generally occurs within three years from the end of the policy year. Supplemental calls, if any, are expensed when they are announced and according to the period they relate to. The Company is not aware of any supplemental calls in respect of any policy years other than those that have already been recorded in its condensed consolidated financial statements.

As described on Item 8 of the Company’s the 2015 20-F Annual Report, on October 23, 2014, a purported shareholder (the “Plaintiff”) of the Company filed a derivative and putative class action lawsuit in New York state court against the Company’s Chief Executive Officer, members of its Board of Directors and several of its shareholders and related entities. The Company has been named as a nominal defendant in the lawsuit. The lawsuit alleges that the acquisition of Oceanbulk and purchase of several Excel Vessels were the result of self-dealing by various defendants and that the Company entered into the respective transactions on unfair terms. The lawsuit further alleges that, as a result of these transactions, several defendants’ interests in the Company have increased and that the Plaintiff’s interest in the Company has been diluted. The lawsuit also alleges that the Company’s management has engaged in other conduct that has resulted in corporate waste. The lawsuit seeks cancellation of all shares issued to the defendants in connection with the acquisition of Oceanbulk, unspecified monetary damages, the replacement of some or all members of the Company’s Board of Directors and its Chief Executive Officer, and other relief. The Company believes the claims are completely without merit, denies them and intends to vigorously defend against them in court. On November 24, 2014, the Company and the other defendants removed the action to the United States District Court for the Southern District of New York. On March 4, 2015, the Company and the other defendants moved to dismiss the complaint. On February 18, 2016, the court granted the Company’s motion to dismiss in full and dismissed the matter. On February 24, 2016, Plaintiff filed a notice of appeal. Plaintiff’s appeal brief was served on June 1, 2016. Defendants’ response brief is due on August 31, 2016 and following Plaintiff’s request for extension on their reply brief, the Court granted an extension for September 26, 2016. No further schedule has been set. The appeal is pending.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.          Fair value measurements:

The Company recognizes all derivative instruments as either assets or liabilities at fair value on its consolidated balance sheets in accordance with ASC Topic 815, “Derivatives and Hedging”.

Fair value on a recurring basis:

Interest rate swaps

The Company enters into interest rate swap transactions to manage interest costs and risk associated with changing interest rates with respect to its variable interest loans and credit facilities.

In June 2013, the Company entered into two interest rate swap agreements with Credit Agricole Corporate and Investment Bank (the “Credit Agricole Swaps”) to fix forward its floating interest rate liabilities under the two tranches of the Credit Agricole $70,000 Facility. The Credit Agricole Swaps were based on an amortizing notional amount beginning from $26,840 and $28,628, for the Star Borealis and Star Polaris tranches, respectively, of the Credit Agricole $70,000 Facility. The Credit Agricole Swaps were effective by November and August 2014, respectively, and mature in August and November 2018. Under the terms of the Credit Agricole Swaps, the Company pays on a quarterly basis a fixed rate of 1.705% and 1.720% per annum, respectively, while receiving a variable amount equal to the three-month LIBOR, both applied on the notional amount of the swaps outstanding at each settlement date. As of June 30, 2016, the notional amount of these swaps was $23,927 and $25,131, for the Star Borealis and the Star Polaris, respectively.

In addition, on April 28, 2014, the Company entered into two interest rate swap agreements (the “HSH Swaps”) to fix forward 50% of its floating interest rate liabilities for the HSH Nordbank $35,000 Facility. The HSH Swaps came into effect in September 2014 and mature in September 2018. Under the terms of the HSH Swaps, the Company pays on a quarterly basis a fixed rate of 1.765% per annum, while receiving a variable amount equal to the three-month LIBOR, both applied on the notional amount of the swaps outstanding at each settlement date. As of June 30, 2016, the aggregate notional amount of these swaps was $14,781.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.          Fair value measurements - continued:

On August 31, 2014 the Company designated the Credit Agricole Swaps and the HSH Swaps as cash flow hedges in accordance with ASC 815, “Derivatives and Hedging.” Accordingly, in the accompanying unaudited interim condensed consolidated statement of operations for the relevant period, the effective portion of these cash flow hedges is reported in “Accumulated other comprehensive loss,” while the ineffective portion of these cash flow hedges, if any, is reported under “Gain / (Loss) on derivative financial instruments, net.”

As part of the Merger, the Company acquired five swap agreements that Oceanbulk Shipping had entered into during the third quarter of 2013 with Goldman Sachs Bank USA (the “Goldman Sachs Swaps”). The Goldman Sachs Swaps were effective by October 2014 and mature in April 2018. Under their terms, Oceanbulk Shipping makes quarterly payments to the counterparty at fixed rates ranging between 1.79% and 2.07% per annum, based on an aggregate notional amount that varies. From July 1, 2015 to October 1, 2015, this notional amount reached an upper limit of $461,264. The counterparty makes quarterly floating rate payments at three-month LIBOR to the Company based on the same notional amount. Upon the completion of the Merger, on July 11, 2014, the Company re-designated the Goldman Sachs Swaps as cash flow hedges in accordance with ASC 815. Accordingly, the effective portion of these cash flow hedges from that date and until March 31, 2015 (see below) was reported in “Accumulated other comprehensive loss” while the ineffective portion of these cash flow hedges was reported as gain under “Gain /(Loss) on derivative financial instruments, net” in the statement of operations for the relevant period.

Due to (i) changes in the timing of delivery of some of the Company’s newbuilding vessels and, by extension, the timing of some of the forecasted transactions, (ii) changes in LIBOR curves, and (iii) the sale in 2015 of some of the Company’s vessels whose loans had been designated as hedged items, the Company determined that the “highly effective” criterion of the hedging effectiveness test for the Goldman Sachs Swaps was not satisfied for the quarter ended June 30, 2015. Consequently, the hedging relationship related to the Goldman Sachs Swaps no longer qualified for special hedge accounting, and as of April 1, 2015, the Company de-designated the cash flow hedge related to the Goldman Sachs Swaps. As a result, changes in the fair value of these swaps since the date of de-designation, April 1, 2015, were reported in earnings under “Gain / (Loss) on derivative financial instruments, net.” The amount already reported up to March 31, 2015 in “Accumulated other comprehensive loss” with respect to the corresponding swaps is being reclassified to earnings when the hedged forecasted transaction impacts the Company’s earnings (i.e., when the hedged loan interest is incurred), except for that portion related to loans of the sold vessels that is being written down to earnings in the period when sale is probable, for which the forecasted transactions are no longer expected to occur. As of June 30, 2016, the notional amount of these swaps was $431,750.

The amount recognized in “Other comprehensive income/ (loss)” is derived from the effective portion of unrealized losses from cash flow hedges.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.          Fair value measurements - continued:

The amounts of Gain / (Loss) on derivative financial instruments recognized in the accompanying unaudited interim condensed consolidated statements of operations are analyzed as follows:

	Six month period ended June 30,
	2015	2016
Unaudited Condensed Consolidated Statement of Operations
Gain/(loss) on derivative instruments, net
Unrealized gain/(loss) from the Goldman Sachs Swaps after de-designation of accounting hedging relationship (April 1, 2015)	$883	$(1,930)
Realized gain/(loss) from the Goldman Sachs Swaps after de-designation of accounting hedging relationship (April 1, 2015)	(1,344)	(2,709)
Write-off of unrealized losses related to forecasted transactions which are no longer considered probable reclassified from other comprehensive income/(loss)	(227)	(42)
Total Gain/(Loss) on derivative instruments, net	$(688)	$(4,681)

Interest and finance costs
Reclassification adjustments of interest rate swap loss transferred to Interest and finance costs from Other comprehensive income/(loss) (Note 8)	(1,491)	(667)
Total Gain/(Loss) recognized	$(1,491)	$(667)

An amount of approximately $814 is expected to be reclassified into earnings during the following 12-month period when realized.

In relation to the above interest rate swap agreements designated as cash flow hedges and the corresponding amount recorded in “Accumulated other comprehensive loss” as of June 30, 2016, and in accordance with ASC 815 “Derivatives and Hedging - Timing and Probability of the Hedged Forecasted Transaction,” the management of the Company considered the creditworthiness of its counterparties and the expectations of the forecasted transactions and determined that no events have occurred that would make the forecasted transaction not probable.

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The statement requires that assets and liabilities carried at fair value be classified and disclosed in one of the following three categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities

Level 2:	Observable market-based inputs or unobservable inputs that are corroborated by market data

Level 3:	Unobservable inputs that are not corroborated by market data

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

14.          Fair value measurements - continued:

The following table summarizes the valuation of the Company’s financial instruments as of December 31, 2015 and June 30, 2016 based on Level 2 observable inputs of the fair value hierarchy such as interest rate curves.

	Significant Other Observable Inputs (Level 2)
	December 31, 2015		June 30, 2016
	(not designated as cash flow hedges)	(designated as cash flow hedges)	(not designated as cash flow hedges)	(designated as cash flow hedges)
ASSETS
Interest rate swaps - asset position	$-	-	$-	-
Total	$-	-	$-	-
LIABILITIES
Interest rate swaps - liability position	$7,642	807	$9,155	1,362
Total	$7,642	807	$9,155	1,362

The carrying values of temporary cash investments, restricted cash, accounts receivable and accounts payable approximate their fair value due to the short-term nature of these financial instruments. The fair value of long-term bank loans, bearing interest at variable interest rates, approximates their recorded values as of June 30, 2016.

The 8.00% 2019 Notes have a fixed rate, and their estimated fair value, determined through Level 1 inputs of the fair value hierarchy (quoted price on NASDAQ under the ticker symbol SBLKL), is approximately $33,000 as of June 30, 2016.

STAR BULK CARRIERS CORP.
Notes to Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2016
(Expressed in thousands of U.S. dollars except for share and per share data, unless otherwise stated)

15.          Subsequent Events:

a)            Loan developments

As further described in Note 8, in August 2016 the Company entered into the Restructuring with its lenders.

b)            Equity offering

To comply with the conditions precedent of the Restructuring, the Company launched on September 14, 2016 an equity raise for $51.5 million gross proceeds. Three of the Company’s significant shareholders have indicated that they intend to purchase their pro rata share in such equity raise. This information does not constitute an offer to sell or a solicitation of an offer to buy any security or other financial instrument.

c)            Fleet update

On July 26th, 2016 and August 10th, 2016 the Company entered into separate agreements with third parties to sell the vessels Star Monisha and Star Aline respectively. The vessel Star Monisha was delivered to its new owners on August 17, 2016 and the vessel Star Aline is expected to be delivered to its new owners until the end of September 2016.

d)            Listing Compliance

On July 7, 2016, the Company announced that it has regained compliance with Listing Rule 5450(a)(1) of the NASDAQ Global Select Market with respect to the minimum bid price for the Company’s common shares, which the NASDAQ Listing Qualifications Department confirmed in a letter to the Company dated July 6, 2016.

e)            Equity Award

On September 12, 2016, the Company’s Board of Directors granted 345,000 restricted common shares to certain of the Company’s directors and officers, as a bonus for the successful Restructuring discussed in Note 8, subject to the successful completion of the equity offering described above in Note 15(b). Out of these shares, 305,000 will vest on March 31, 2017, and the remaining 40,000 will vest on March 1, 2018.